UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒ or Form 40-F ☐

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-276219) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2026 and 2025

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kazuyuki Anchi
Name: Kazuyuki Anchi
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: June 25, 2026

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2026 AND 2025

On June 19, 2026, we published our consolidated financial statements as of and for the years ended March 31, 2026 and 2025 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2026 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from IFRS Accounting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

March 31	Millions of yen				Millions of U.S. dollars
	2025		2026		2026
Assets:
Cash and due from banks	*5	¥75,590,583	*5	¥73,696,930	$460,894
Call loans and bills bought		5,197,978		7,882,022	49,293
Receivables under resale agreements		16,205,759		20,099,101	125,698
Receivables under securities borrowing transactions		5,799,821		6,247,642	39,072
Monetary claims bought		5,618,985		6,079,754	38,022
Trading assets	*2,*5	11,976,375	*2,*5	16,701,913	104,452
Money held in trust		32,272		36,902	231
Securities	*1,*2,*3,*5,*12	40,760,968	*1,*2,*3,*5,*12	39,974,120	249,994
Loans and bills discounted	*3,*4,*5,*6	111,136,239	*3,*4,*5,*6	117,629,215	735,642
Foreign exchanges	*3,*4	2,712,573	*3,*4	2,030,821	12,701
Lease receivables and investment assets		231,199		231,429	1,447
Other assets	*3,*5	13,722,960	*3,*5	18,240,722	114,076
Tangible fixed assets	*7,*8,*9	1,006,556	*7,*8,*9	1,074,673	6,721
Buildings		329,897		350,581	2,193
Land		409,805		420,805	2,632
Lease assets		25,850		25,360	159
Construction in progress		48,832		92,110	576
Other tangible fixed assets		192,170		185,815	1,162
Intangible fixed assets		1,017,322		1,151,037	7,198
Software		731,749		862,113	5,392
Goodwill		230,070		242,387	1,516
Lease assets		155		665	4
Other intangible fixed assets		55,348		45,870	287
Net defined benefit asset		987,288		1,299,540	8,127
Deferred tax assets		71,261		109,614	686
Customers’ liabilities for acceptances and guarantees	*3	15,139,799	*3	17,033,172	106,524
Reserve for possible loan losses		(925,931)		(1,007,469)	(6,301)

Total assets		¥306,282,015		¥328,511,145	$2,054,479

CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
March 31	2025		2026		2026
Liabilities and net assets:
Liabilities:
Deposits		¥171,498,651		¥185,674,241	$1,161,190
Negotiable certificates of deposit		17,175,391		15,667,132	97,981
Call money and bills sold		4,378,276		3,656,736	22,869
Payables under repurchase agreements	*5	25,797,136	*5	23,764,473	148,621
Payables under securities lending transactions	*5	2,183,655	*5	1,136,833	7,110
Commercial paper		2,686,483		3,380,389	21,141
Trading liabilities		9,726,615		13,089,960	81,863
Borrowed money	*5,*10	11,355,209	*5,*10	9,370,996	58,605
Foreign exchanges		1,771,839		1,436,381	8,983
Short-term bonds		728,200		773,500	4,837
Bonds	*5,*11	13,352,392	*5,*11	15,369,164	96,117
Due to trust account		1,041,660		956,169	5,980
Other liabilities		13,700,199		20,103,338	125,724
Reserve for employee bonuses		130,464		146,303	915
Reserve for executive bonuses		5,433		5,973	37
Net defined benefit liability		33,890		34,317	215
Reserve for executive retirement benefits		1,007		907	6
Reserve for point service program		32,656		63,254	396
Reserve for reimbursement of deposits		5,573		35,806	224
Reserve for losses on interest repayment		242,127		226,742	1,418
Reserves under the special laws		5,365		6,737	42
Deferred tax liabilities		422,050		619,716	3,876
Deferred tax liabilities for land revaluation	*7	26,424	*7	25,750	161
Acceptances and guarantees		15,139,799		17,033,172	106,524

Total liabilities		291,440,506		312,578,001	1,954,834

Net assets:
Capital stock		2,345,960		2,346,888	14,677
Capital surplus		611,423		582,909	3,645
Retained earnings		8,290,170		8,871,065	55,479
Treasury stock		(38,512)		(48,851)	(306)

Total stockholders’ equity		11,209,042		11,752,012	73,496

Net unrealized gains (losses) on other securities		1,930,834		2,185,092	13,665
Net deferred gains (losses) on hedges		(168,604)		(300,715)	(1,881)
Land revaluation excess	*7	32,849	*7	29,133	182
Foreign currency translation adjustments		1,411,827		1,706,949	10,675
Accumulated remeasurements of defined benefit plans		287,487		412,985	2,583

Total accumulated other comprehensive income		3,494,393		4,033,445	25,225

Stock acquisition rights		767		594	4
Non-controlling interests		137,306		147,092	920

Total net assets		14,841,509		15,933,144	99,644

Total liabilities and net assets		¥306,282,015		¥328,511,145	$2,054,479

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2025		2026		2026
Ordinary income		¥10,174,894		¥10,790,853	$67,485
Interest income		6,928,577		7,224,758	45,183
Interest on loans and discounts		3,984,710		4,024,934	25,172
Interest and dividends on securities		935,978		1,016,742	6,359
Interest on call loans and bills bought		182,718		126,527	791
Interest on receivables under resale agreements		268,048		463,968	2,902
Interest on receivables under securities borrowing transactions		120,363		128,104	801
Interest on deposits with banks		650,205		786,707	4,920
Interest on lease transactions		12,185		11,571	72
Interest on deferred payment		22,320		23,452	147
Other interest income		752,046		642,749	4,020
Trust fees		9,733		11,722	73
Fees and commissions		1,874,934		2,110,110	13,196
Trading income		568,890		236,374	1,478
Other operating income		172,329		492,473	3,080
Other income		620,428		715,415	4,474
Recoveries of written-off claims		16,449		28,624	179
Other	*1	603,979	*1	686,790	4,295
Ordinary expenses		8,455,412		8,487,502	53,080
Interest expenses		4,590,358		4,505,121	28,175
Interest on deposits		1,671,048		1,737,487	10,866
Interest on negotiable certificates of deposit		559,252		511,509	3,199
Interest on call money and bills sold		48,050		39,839	249
Interest on payables under repurchase agreements		837,244		854,917	5,347
Interest on payables under securities lending transactions		38,368		24,632	154
Interest on commercial paper		109,557		130,678	817
Interest on borrowed money		170,937		164,597	1,029
Interest on short-term bonds		3,298		5,213	33
Interest on bonds		413,681		488,177	3,053
Other interest expenses		738,918		548,065	3,428
Fees and commissions payments		315,758		289,531	1,811
Trading losses		185,324		36,930	231
Other operating expenses		336,278		399,160	2,496
General and administrative expenses	*2	2,401,955	*2	2,651,514	16,582
Other expenses		625,736		605,243	3,785
Provision for reserve for possible loan losses		167,639		192,226	1,202
Other	*3	458,097	*3	413,017	2,583

Ordinary profit		1,719,482		2,303,350	14,405

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2025		2026		2026
Extraordinary gains		¥3,090		¥9,749	$61
Gains on disposal of fixed assets		3,090		9,749	61
Extraordinary losses		22,630		61,374	384
Losses on disposal of fixed assets		14,843		8,025	50
Losses on impairment of fixed assets	*5	7,052	*5	4,496	28
Provision for reserve for eventual future operating losses from financial instruments transactions		733		1,372	9
Other extraordinary losses		—	*4	47,480	297

Income before income taxes		1,699,943		2,251,725	14,082

Income taxes-current		577,307		663,449	4,149
Income taxes-deferred		(64,242)		3,461	22

Income taxes		513,065		666,910	4,171

Profit		1,186,877		1,584,815	9,911

Profit attributable to non-controlling interests		8,881		1,841	12

Profit attributable to owners of parent		¥1,177,996		¥1,582,973	$9,900

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2025		2026		2026
Profit		¥1,186,877		¥1,584,815	$9,911
Other comprehensive income (losses)	*1	(474,327)	*1	544,262	3,404
Net unrealized gains (losses) on other securities		(420,445)		259,448	1,623
Net deferred gains (losses) on hedges		(99,721)		(132,981)	(832)
Land revaluation excess		—		(776)	(5)
Foreign currency translation adjustments		(18,937)		325,502	2,036
Remeasurements of defined benefit plans		(2,819)		125,135	783
Share of other comprehensive income of affiliates		67,596		(32,065)	(201)

Total comprehensive income		712,549		2,129,077	13,315

Comprehensive income attributable to owners of parent		703,678		2,124,964	13,289
Comprehensive income attributable to non-controlling interests		8,871		4,112	26

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the fiscal year
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(412,240)		(412,240)
Profit attributable to owners of parent			1,177,996		1,177,996
Purchase of treasury stock				(251,629)	(251,629)
Disposal of treasury stock		(430)		612	181
Cancellation of treasury stock		(380,176)		380,176	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(642)			(642)
Increase due to a decrease in subsidiaries			133		133
Reversal of land revaluation excess			2,087		2,087
Transfer from retained earnings to capital surplus		380,607	(380,607)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,922	1,279	387,369	129,159	519,730

Balance at the end of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042

Year ended March 31, 2025	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to a decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Net changes in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Balance at the end of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2025	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥931	¥138,925	¥ 14,799,967
Cumulative effects of changes in accounting policies			—
Restated balance	931	138,925	14,799,967
Changes in the fiscal year
Issuance of new stock			3,844
Cash dividends			(412,240)
Profit attributable to owners of parent			1,177,996
Purchase of treasury stock			(251,629)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(642)
Increase due to a decrease in subsidiaries			133
Reversal of land revaluation excess			2,087
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(164)	(1,619)	(478,188)

Net changes in the fiscal year	(164)	(1,619)	41,541

Balance at the end of the fiscal year	¥767	¥137,306	¥ 14,841,509

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2026	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the fiscal year
Issuance of new stock	927	927			1,855
Cash dividends			(540,292)		(540,292)
Profit attributable to owners of parent			1,582,973		1,582,973
Purchase of treasury stock				(250,624)	(250,624)
Disposal of treasury stock		(499)		759	260
Cancellation of treasury stock		(239,526)		239,526	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(57)			(57)
Decrease due to a decrease in equity method affiliates			(224,699)		(224,699)
Changes in equity interest in subsidiaries of equity method affiliates		(29,383)			(29,383)
Reversal of land revaluation excess			2,939		2,939
Transfer from retained earnings to capital surplus		240,025	(240,025)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	927	(28,513)	580,894	(10,339)	542,969

Balance at the end of the fiscal year	¥2,346,888	¥582,909	¥8,871,065	¥(48,851)	¥11,752,012

Year ended March 31, 2026	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to a decrease in equity method affiliates
Changes in equity interest in subsidiaries of equity method affiliates
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051

Net changes in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051

Balance at the end of the fiscal year	¥2,185,092	¥(300,715)	¥29,133	¥1,706,949	¥412,985	¥4,033,445

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2026	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥767	¥137,306	¥14,841,509
Changes in the fiscal year
Issuance of new stock			1,855
Cash dividends			(540,292)
Profit attributable to owners of parent			1,582,973
Purchase of treasury stock			(250,624)
Disposal of treasury stock			260
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(57)
Decrease due to a decrease in equity method affiliates			(224,699)
Changes in equity interest in subsidiaries of equity method affiliates			(29,383)
Reversal of land revaluation excess			2,939
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(173)	9,786	548,665

Net changes in the fiscal year	(173)	9,786	1,091,635

Balance at the end of the fiscal year	¥594	¥147,092	¥15,933,144

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2026	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$14,671	$3,824	$51,846	$(241)	$70,100
Changes in the fiscal year
Issuance of new stock	6	6			12
Cash dividends			(3,379)		(3,379)
Profit attributable to owners of parent			9,900		9,900
Purchase of treasury stock				(1,567)	(1,567)
Disposal of treasury stock		(3)		5	2
Cancellation of treasury stock		(1,498)		1,498	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Decrease due to a decrease in equity method affiliates			(1,405)		(1,405)
Changes in equity interest in subsidiaries of equity method affiliates		(184)			(184)
Reversal of land revaluation excess			18		18
Transfer from retained earnings to capital surplus		1,501	(1,501)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	6	(178)	3,633	(65)	3,396

Balance at the end of the fiscal year	$14,677	$3,645	$55,479	$(306)	$73,496

Year ended March 31, 2026	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$12,075	$(1,054)	$205	$8,829	$1,798	$21,854
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to a decrease in equity method affiliates
Changes in equity interest in subsidiaries of equity method affiliates
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	1,590	(826)	(23)	1,846	785	3,371

Net changes in the fiscal year	1,590	(826)	(23)	1,846	785	3,371

Balance at the end of the fiscal year	$13,665	$(1,881)	$182	$10,675	$2,583	$25,225

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2026	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$5	$859	$92,817
Changes in the fiscal year
Issuance of new stock			12
Cash dividends			(3,379)
Profit attributable to owners of parent			9,900
Purchase of treasury stock			(1,567)
Disposal of treasury stock			2
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Decrease due to a decrease in equity method affiliates			(1,405)
Changes in equity interest in subsidiaries of equity method affiliates			(184)
Reversal of land revaluation excess			18
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(1)	61	3,431

Net changes in the fiscal year	(1)	61	6,827

Balance at the end of the fiscal year	$4	$920	$99,644

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2025	2026	2026
Cash flows from operating activities:
Income before income taxes	¥1,699,943	¥2,251,725	$14,082
Depreciation	247,868	264,838	1,656
Losses on impairment of fixed assets	7,052	4,496	28
Amortization of goodwill	32,912	26,246	164
Losses related to the sale of part of the US banking subsidiary’s business	—	46,112	288
Net (gains) losses on step acquisitions	—	1,367	9
Equity in (gains) losses of affiliates	5,504	(137,710)	(861)
Net change in reserve for possible loan losses	111,300	76,329	477
Net change in reserve for employee bonuses	14,321	13,043	82
Net change in reserve for executive bonuses	1,038	523	3
Net change in net defined benefit asset and liability	(76,526)	(311,682)	(1,949)
Net change in reserve for executive retirement benefits	(172)	(100)	(1)
Net change in reserve for point service program	(2,966)	30,597	191
Net change in reserve for reimbursement of deposits	(3,655)	30,232	189
Net change in reserve for losses on interest repayment	120,180	(15,384)	(96)
Interest income	(6,928,577)	(7,224,758)	(45,183)
Interest expenses	4,590,358	4,505,121	28,175
Net (gains) losses on securities	(460,489)	(378,553)	(2,367)
Net (gains) losses from money held in trust	88	(392)	(2)
Net exchange (gains) losses	825	(816,062)	(5,104)
Net (gains) losses from disposal of fixed assets	11,753	(1,724)	(11)
Net change in trading assets	(595,017)	(7,716,989)	(48,261)
Net change in trading liabilities	(299,132)	6,691,725	41,849
Net change in loans and bills discounted	(4,223,203)	(5,769,364)	(36,081)
Net change in deposits	6,752,524	12,846,621	80,342
Net change in negotiable certificates of deposit	2,506,958	(1,544,982)	(9,662)
Net change in borrowed money (excluding subordinated borrowings)	(3,315,758)	(2,045,097)	(12,790)
Net change in deposits with banks	2,299,127	(4,141,388)	(25,900)
Net change in call loans and bills bought and others	(6,829,158)	(6,548,973)	(40,957)
Net change in receivables under securities borrowing transactions	1,005,991	(448,302)	(2,804)
Net change in call money and bills sold and others	7,138,387	(2,938,650)	(18,378)
Net change in commercial paper	216,445	690,162	4,316
Net change in payables under securities lending transactions	441,046	(1,046,408)	(6,544)
Net change in foreign exchanges (assets)	(646,936)	701,146	4,385
Net change in foreign exchanges (liabilities)	(1,100,136)	(341,174)	(2,134)
Net change in lease receivables and investment assets	(16,993)	16,973	106
Net change in short-term bonds (liabilities)	(134,800)	45,300	283
Issuance and redemption of bonds (excluding subordinated bonds)	121,915	609,074	3,809
Net change in due to trust account	(204,537)	(85,490)	(535)
Interest received	6,964,670	7,376,170	46,130
Interest paid	(4,588,453)	(4,386,201)	(27,431)
Other, net	478,347	(29,421)	(184)

Subtotal	5,342,048	(9,701,005)	(60,669)

Income taxes paid	(493,583)	(582,134)	(3,641)

Net cash provided by (used in) operating activities	4,848,464	(10,283,139)	(64,310)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2025		2026		2026
Cash flows from investing activities:
Purchases of securities		¥ (48,625,007)		¥ (44,401,975)	$ (277,686)
Proceeds from sale of securities		18,204,027		15,071,521	94,256
Proceeds from redemption of securities		26,275,651		32,985,276	206,287
Purchases of money held in trust		(8,611)		(8,301)	(52)
Proceeds from sale of money held in trust		1		4,064	25
Purchases of tangible fixed assets		(110,930)		(185,107)	(1,158)
Proceeds from sale of tangible fixed assets		7,005		11,619	73
Purchases of intangible fixed assets		(256,035)		(292,413)	(1,829)
Proceeds from purchases of stocks of subsidiaries resulting in change in scope of consolidation		—		69,552	435
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		(315)		—	—
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		1,272		—	—

Net cash provided by (used in) investing activities		(4,512,943)		3,254,237	20,352

Cash flows from financing activities:
Proceeds from subordinated borrowings		33,000		29,000	181
Repayment of subordinated borrowings		(33,000)		(48,000)	(300)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		626,442		974,775	6,096
Redemption of subordinated bonds and bonds with stock acquisition rights		(437,067)		(208,000)	(1,301)
Dividends paid		(412,120)		(540,071)	(3,378)
Proceeds from issuance of common stock to non-controlling shareholders		—		1,410	9
Dividends paid to non-controlling shareholders		(5,956)		(5,060)	(32)
Purchases of treasury stock		(251,629)		(250,624)	(1,567)
Proceeds from disposal of treasury stock		181		260	2
Proceeds from sale of treasury stock of subsidiaries		0		—	—
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		—		(45)	(0)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		—		0	0
Net cash provided by (used in) financing activities		(480,149)		(46,355)	(290)

Effect of exchange rate changes on cash and cash equivalents		(48,027)		319,356	1,997

Net change in cash and cash equivalents		(192,656)		(6,755,900)	(42,251)

Cash and cash equivalents at the beginning of the fiscal year		66,380,330		66,187,674	413,932

Cash and cash equivalents at the end of the fiscal year	*1	¥ 66,187,674	*1	¥ 59,431,773	$ 371,681

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002, as the holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which differ from IFRS Accounting Standards (“IFRS”) in certain respects, particularly regarding application and disclosure requirements.

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA-based financial statements”), except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate as of March 31, 2026, which was ¥159.90 to US$1. These translations should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant Accounting Policies for Preparing Consolidated Financial Statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries as of March 31, 2026 was 184.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Consumer Finance Co., Ltd.
JRI Holdings, Limited
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank SMBC Indonesia Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2026 were as follows:

CCC MK HOLDINGS Co., Ltd. and 16 other companies were newly included in the scope of consolidation due to the acquisition of shares and other reasons.

5 companies were excluded from the scope of consolidation because they ceased to be subsidiaries due to mergers and other reasons.

SMBC Venture Capital Management Co., Ltd. changed its name to SMBC Edge Co., Ltd.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

8 of the unconsolidated subsidiaries were investment partnerships, whose assets and profit or loss were not substantially attributable to the said subsidiaries; therefore, they were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total assets, ordinary income, net income, and retained earnings were individually immaterial and, therefore, their exclusion from the scope of consolidation did not hinder a rational assessment of the financial position and results of operations of the Company and its consolidated subsidiaries.

(3)	Entities not treated as subsidiaries even though the Company owns a majority of voting rights for its own account:

Principal companies:	Tamago & Company Inc.
Fustnot Inc.
Aqua Clara, inc.
Aqua Clara Lemon Gas Holdings Co., Ltd.
NJT Copper Tube Corporation
EM Devices Corporation
SYNZTEC CO., LTD.
Star Works Co., Ltd.

(Reasons for not being treated as subsidiaries)

The Company’s consolidated subsidiary conducting investment business owns their voting rights primarily to obtain capital gains through investments or restructuring of their business, and has no intent to control.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for using the equity method

The number of unconsolidated subsidiaries accounted for using the equity method as of March 31, 2026 was 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for using the equity method as of March 31, 2026 was 247.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2026 were as follows:

YES BANK LIMITED and 34 other companies became equity method affiliates due to the acquisition of shares and other reasons.

CCC MK HOLDINGS Co., Ltd., The Bank of East Asia, Limited, and 25 other companies were excluded from the scope of equity method affiliates. This was because CCC MK HOLDINGS Co., Ltd. became a consolidated subsidiary, The Bank of East Asia, Limited ceased to be an equity method affiliate due to the partial sale of shares and changes in the composition of its directors, and 25 other companies ceased to be equity method affiliates due to liquidation and other reasons.

(3)	Unconsolidated subsidiaries not accounted for using the equity method

8 of the unconsolidated subsidiaries not accounted for using the equity method were investment partnerships, whose assets and profit or loss were not substantially attributable to the said subsidiaries; therefore, they were excluded from the scope of the equity method pursuant to Article 10, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates not accounted for using the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S. à r. l.

Affiliates not accounted for using the equity method were also excluded from the scope of the equity method because their net income and retained earnings were immaterial and, therefore, their exclusion from the scope of the equity method did not hinder a rational assessment of the Company’s financial position and results of operations.

(5)	Entities not treated as affiliates even though the Company owns 20 percent or more but not exceeding 50 percent of voting rights for its own account:

Principal companies:	UDI Building Confirmations and Inspections. Inc.
Geo Maintenance Co., Ltd.
Yuki Shoji Co., Ltd.

(Reasons for not being treated as affiliates)

The Company’s consolidated subsidiary conducting investment business owns their voting rights primarily to obtain capital gains through investments or restructuring of their business, and has no intent to exercise significant influence.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries as of March 31, 2026 were as follows:

June 30	1
September 30	1
October 31	2
November 30	3
December 31	89
March 31	88

(2)

The subsidiary with a balance sheet date of June 30 is consolidated using financial statements as of December 31. Subsidiaries with balance sheet dates of October 31 are consolidated using financial statements as of January 31. Subsidiaries with balance sheet dates of September 30 and November 30, and certain subsidiaries with balance sheet dates of December 31, are consolidated using financial statements as of March 31. Other subsidiaries are consolidated using financial statements as of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods between their respective balance sheet dates and the consolidated closing dates.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2025 and the end of the fiscal year ended March 31, 2026 were also recorded in the above-mentioned accounts. With respect to the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2025 and the end of the fiscal year ended March 31, 2026 were also recorded in the above-mentioned accounts.

With respect to market and credit risks specific to derivative transactions, the fair values of financial assets and liabilities are calculated on a group basis, based on net assets or liabilities after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities classified as held-to-maturity are measured at amortized cost (based on the straight-line method) using the moving-average method. Investments in affiliates not accounted for using the equity method are measured at cost using the moving-average method. Other securities are measured at their period-end market prices (the cost of securities sold is calculated primarily using the moving-average method). Stocks without market prices are measured at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” except for amounts reflected in gains or losses under fair value hedge accounting.

2)	Securities included in money held in trust are measured using the same method as described in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are measured at fair value.

With respect to market and credit risks specific to derivative transactions, the fair values of financial assets and liabilities are calculated on a group basis, based on net assets or liabilities after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding lease assets)

Buildings owned by the Company and SMBC, a consolidated subsidiary of the Company, are depreciated using the straight-line method.

The estimated useful lives of major items are as follows:

Buildings:	7 to 69 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Lease assets

Lease assets in “Tangible fixed assets” related to finance lease transactions, in which ownership is not transferred, are depreciated using the straight-line method over their lease terms as useful lives, with a residual value of zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided in accordance with the internal standards for write-offs and provisions, as detailed below.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings, or similar legal proceedings (“Bankrupt borrowers”), or borrowers that are not legally or formally insolvent but are regarded as being in substantially the same situation (“Effectively bankrupt borrowers”), a reserve is provided for the amount of claims, after the write-offs stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are considered to have a high risk of bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall assessment of the collectability of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, a consolidated subsidiary of the Company, applies the Discounted Cash Flows (“DCF”) method to claims on large borrowers exceeding a certain amount, whose borrower categories are bankrupt borrowers, effectively bankrupt borrowers, or potentially bankrupt borrowers, and whose loans, in whole or in part, are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and for which cash flows from the collection of principal and interest can be reasonably estimated. SMBC establishes a reserve for possible loan losses for such claims using the DCF method in the amount of the difference between the present value of principal and interest (calculated using reasonably estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, the reserve is recorded by estimating the amount of expected loss over the next one year or three years. The estimated amount of expected loss is calculated using the average loan-loss ratio or probability of default for certain past periods based on actual loan losses or defaults over the past one year or three years, with necessary adjustments made, including future estimates.

In addition, in light of the latest economic conditions and risk factors, for potential losses relating to specific portfolios that are highly probable based on future prospects but cannot be reflected in historical loan-loss experience or in any individual borrower classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, which is independent of these operating sections, audits such assessments.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on historical loan-loss ratios, and for doubtful claims, in the amount deemed uncollectible based on an assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts written off for the fiscal years ended March 31, 2025 and 2026, were ¥242,971 million and ¥264,091 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in an amount deemed to have accrued as of the end of the period based on the Company’s internal regulations.

(9)	Reserve for point service program

The reserve for the point service program is provided for the potential future redemption of points awarded to customers under the “V Point,” the Group-wide point service program, and other customer point award programs. The amount is calculated by converting outstanding points into a monetary amount and reasonably estimating and recognizing the amount expected to be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits derecognized as liabilities under certain conditions is provided for estimated losses on withdrawal claims by depositors, based on the historical reimbursement experience.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for estimated losses on future claims for interest repayment based on historical repayment experience.

(12)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, the benefit formula basis is mainly used to attribute the expected benefits to periods up to the end of the fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years, within the employees’ average remaining service period at the time of incurrence.

Unrecognized net actuarial gains or losses are amortized on a straight-line basis, primarily over 9 years, within the employees’ average remaining service period, commencing in the fiscal year following incurrence.

(14)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligations for each transaction based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and the timing of identifying the satisfaction of performance obligations for each item of fees and commissions are determined as follows.

Revenue from deposits and loans, mainly including commission fees, etc. for account transfers and commissions for administration fees during the loan period of syndicated loans, is recognized when the transaction with the customer starts or over the period during which the related services are provided.

Revenue from remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue from the securities-related business, mainly including trading commissions such as sales commissions for stocks and bonds, is recognized when the transaction with the customer starts.

Revenue from agency business, mainly including agency service fees such as interbank commissions received due to online alliances, is recognized when the related services are provided or over the period of the related services.

Revenue from safe deposit services, mainly including storage fees for safekeeping deposits and usage fees for safes and protective boxes, is recognized over the period during which the related services are provided.

Revenue from the credit card business, mainly including merchant fees, is recognized when the credit sales data is received.

Revenue from investment trusts, mainly including commissions for processing sales and for record management of investment trusts, etc., is recognized when the transaction with the customer starts or over the period during which the related services are provided.

(15)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, a consolidated subsidiary of the Company, denominated in foreign currencies, and the accounts of SMBC’s overseas branches are translated into Japanese yen mainly at the exchange rates prevailing at the consolidated balance sheet date, except for stocks of subsidiaries and affiliates, which are translated at the exchange rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at their respective balance sheet dates.

(16)	Lease transactions

Income from finance leases is recognized by allocating interest income to each period.

(17)	Hedge accounting

1)	Hedging against interest rate changes

With respect to the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

With respect to the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. With respect to the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

With respect to the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge the risk arising from fluctuations in exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, provided that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

With respect to derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purpose of presenting the consolidated statements of cash flows, “Cash and cash equivalents” consist of cash on hand, non-interest-bearing deposits with banks, and deposits with the Bank of Japan.

(20)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Significant Accounting Estimates)

1. Reserve for possible loan losses

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025 and 2026

	Millions of yen
Year ended March 31	2025	2026
Reserve for possible loan losses	¥925,931	¥1,007,469

(2)	Information on details of the significant accounting estimates for the identified item

Based on the assessment of all claims, including loans and bills discounted, conducted in accordance with the self-assessment procedures, and borrower categories determined based on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.

- The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratios or probability of default over a certain past period is recorded as a reserve for loan losses

- With respect to claims classified as substandard or lower classifications for which cash flows from the collection of principal and interest can be reasonably estimated, the Discounted Cash Flows (“DCF”) method is applied to claims involving large borrowers, and the amount calculated using the DCF method is recorded as a reserve for loan losses

- With respect to expected losses that are highly probable based on future prospects but cannot be reflected in historical loan-loss experience or in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

The reserve for possible loan losses recorded using the method above involves the following uncertainties in the estimation process and therefore requires a high level of managerial judgment.

- Consideration of qualitative factors, including forward-looking information, in determining borrower categories

- Reasonable estimation of future individual cash flows under the DCF method

- Determination of a method for estimating expected loss based on future prospects, taking into account the latest economic environment, risk factors, and the characteristics of the target portfolio

The items above may be affected by changes in the economic environment, which may have a potentially significant impact on the amount of the reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses in consideration of the impact of the deteriorating situation in the Middle East, the impact of inflation and other factors overseas, and the impact of the current international situation involving Ukraine, refer to (Additional Information).

2.	Impairment loss for fixed assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025 and 2026

	Millions of yen
Year ended March 31	2025	2026
Tangible fixed assets	¥1,006,556	¥1,074,673
Intangible fixed assets	1,017,322	1,151,037
Losses on impairment of fixed assets	7,052	4,496

(2)	Information on details of the significant accounting estimates for the identified item

(Grouping of assets)

With respect to land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit’s corporate assets, and impairment assessments for these assets are conducted on a business unit basis together with other related fixed assets. With respect to other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

3. Fair value of financial instruments

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026

This is stated in (Notes to financial instruments).

(2)	Information on details of the significant accounting estimates for the identified item

This is stated in (Notes to financial instruments).

4. Reserve for losses on interest repayment

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025 and 2026

	Millions of yen
Year ended March 31	2025	2026
Reserve for losses on interest repayment	¥242,127	¥226,742

(2)	Information on details of the significant accounting estimates for the identified item

The reserve for losses on interest repayment is recorded based on the estimated amount of claims for repayment, in preparation for future claims of interest repayment from customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.

The estimated amount of claims for such repayment is calculated based on certain assumptions using historical data regarding the number and amount of claims from customers. Trends in future claims for repayment from customers may have a potentially significant impact on the amount of the reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefit expenses and retirement benefit obligations

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025 and 2026

	Millions of yen
Year ended March 31	2025	2026
Net defined benefit asset	¥987,288	¥1,299,540
Net defined benefit liability	33,890	34,317
Retirement benefit expenses included in general and administrative expenses	(26,369)	(66,546)

(2)	Information on details of the significant accounting estimates for the identified item

Retirement benefit expenses and retirement benefit obligations for defined benefit plans for employees are recorded based on various assumptions, including the discount rate, employee turnover rate, and future salary increase rate.

The discount rate is determined based on Japanese government bond yields, while indicators such as the employee turnover rate and future salary increase rate are determined based on historical data as well as the latest information on the future outlook. Determining these key factors and metrics requires a high level of managerial judgment, and if modifications are required, they may have a significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025 and 2026

	Millions of yen
Year ended March 31	2025	2026
Deferred tax assets	¥71,261	¥109,614
Deferred tax liabilities	422,050	619,716

(2)	Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities, excluding amounts of tax that are not expected to be collected or paid in future accounting periods. Deferred tax assets and deferred tax liabilities for the group’s tax sharing entities are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, changes in the scheduling of temporary differences, taxable income being lower than initially estimated, or tax reforms such as a reduction in the corporate income tax rate may have a significant impact on the amount of deferred tax assets for the next fiscal year.

(Unapplied Accounting Standards and Others)

1. “Accounting Standard for Leases” (ASBJ Statement No.34, September 13, 2024) and “Implementation Guidance on Accounting Standard for Leases” (ASBJ Guidance No.33, September 13, 2024), etc.

(1)	Outline

The Accounting Standard and the Implementation Guidance were revised to enhance comparability with the provisions of international accounting standards, with the aim of treating all leases as a form of financial provision for the lessee and separately recognizing depreciation expenses related to right-of-use assets and interest expenses on lease liabilities.

(2)	Scheduled date of Application

The Company will apply the Accounting Standard and the Implementation Guidance from the beginning of the fiscal year commencing on April 1, 2027.

(3)	Effects of Application of the Accounting Standard and the Implementation Guidance

The effects of the application of the Accounting Standard and the Implementation Guidance are currently being assessed.

2. “Practical Guidelines on Accounting for Financial Instruments” (ASBJ Revised Transferred Guidance No.9, March 11, 2025)

(1)	Outline

The Practical Guidelines allow for the option to measure unlisted stocks and others at fair value, which are incorporated into the investment portion of the venture capital funds held by listed companies, etc. and recognize the share of unrealized gains or losses in “Net assets.”

(2)	Scheduled date of Application

The Company will apply the Practical Guidelines from the beginning of the fiscal year commencing on April 1, 2026.

(3)	Effects of Application of the Practical Guidelines

The effects of the application of the Practical Guidelines are immaterial.

3. “Practical Solution on the Tentative Treatment of the Purchasers’ Accounting for Certain Transactions to Purchase Renewable Energy Value” (ASBJ Practical Solution No.47, November 11, 2025)

(1)	Outline

The Practical Solution sets forth the accounting treatment for purchasers in certain transactions to purchase renewable energy value.

(2)	Scheduled date of Application

The Company will apply the Practical Solution from the beginning of the fiscal year commencing on April 1, 2026.

(3)	Effects of Application of the Practical Solution

The effects of the application of the Practical Solution are currently being assessed.

4. “Accounting Standard for Subsequent Events” (ASBJ Statement No.41, January 9, 2026) and “Implementation Guidance on Accounting Standard for Subsequent Events” (ASBJ Implementation Guidance No.35, January 9, 2026)

(1)	Outline

The Accounting Standard and the Implementation Guidance set forth the accounting treatment and disclosures for subsequent events. They include revisions to wording, clarification of the evaluation period for subsequent events, and a new requirement to disclose notes regarding the approval for publication of financial statements.

(2)	Scheduled date of Application

The Company will apply the Accounting Standard and the Implementation Guidance from the beginning of the fiscal year commencing on April 1, 2027.

(Additional information)

1. The estimates of the reserve for possible loan losses related to the impact of the deteriorating situation in the Middle East

In light of concerns that the creditworthiness of companies considered vulnerable to these impacts may deteriorate amid surging global resource and energy prices and disruptions to shipments of crude oil and other commodities from the Middle East—arising from factors such as the effective closure of the Strait of Hormuz due to the conflict involving the United States, Israel, and Iran—the estimated reserve for possible loan losses associated with these impacts has been reflected in the consolidated financial statements as follows.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the above-mentioned factors from the perspectives of the country or region, industry, and other relevant factors, and estimating the impact of surging resource and energy prices and disrupted shipments of crude oil and other commodities from the Middle East.

As a result, an additional reserve for possible loan losses totaling ¥29,500 million was recorded for these portfolios.

2. The estimates of the reserve for possible loan losses related to the impact of inflation and other factors overseas

In light of concerns that heightened uncertainty in the business environment—including inflation against the backdrop of U.S. tariff measures imposed on certain countries and the resulting impact on supply chains—may increase corporate cost burdens and adversely affect companies’ cash flows, the estimated reserve for possible loan losses associated with these impacts has been reflected in the consolidated financial statements as follows.

For losses expected to be incurred in connection with individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the above-mentioned factors from the perspectives of the country or region, industry, forms of lending, and other relevant factors, and estimating the impact of inflation overseas.

As a result, an additional reserve for possible loan losses totaling ¥60,000 million was recorded for these portfolios.

3. The estimates of the reserve for possible loan losses related to the impact of the current international situation involving Ukraine

In light of the uncertain business environment caused by the current international situation involving Ukraine, the estimated reserve for possible loan losses associated with the Russia-related credits has been reflected in the consolidated financial statements as follows. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

In addition, regarding certain funds, including collection of claims from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasures is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, an additional reserve for possible loan losses totaling ¥64,000 million was recorded for such funds.

4. Recording of extraordinary losses related to the sale of part of SMBC MANUBANK’s business and other relevant factors

On March 31, 2026, SMBC MANUBANK (hereinafter, “MANUBANK”), a subsidiary consolidated by the Company based on financial statements prepared as of MANUBANK’s fiscal year end of December 31, 2025, entered into an agreement to sell its commercial banking business to Bank of Hope (hereinafter, the “Business Transfer”).

(1)	Overview of the divestiture

1)	Name of the transferee company

Bank of Hope

2)	Description of the business to be divested

Commercial banking business of MANUBANK

3)	Principal reason for the divestiture

The Company’s key management priorities include enhancing capital efficiency and maximizing shareholder value. In the Americas, the Company is pursuing the enhancement of the business portfolio, with a focus on its corporate and investment banking (CIB) and global markets businesses. In line with this strategy, and to further optimize its resources, the Company determined that the continued sustainable growth and long-term continuity of customer service of MANUBANK’s commercial banking business—which has provided commercial banking services to wholesale and retail customers primarily in California—would be best achieved under the ownership and management of Bank of Hope.

4)	Date of the divestiture (*)

Completion is scheduled during FY2026

5)	Legal form of the divestiture

Business transfer for cash consideration

(*) The consummation of the Business Transfer is subject to the receipt of required regulatory approvals and the satisfaction of other conditions prior to closing.

(2)	Name of the principal reportable segment that included the business to be divested

Global Business Unit

As the difference between MANUBANK’s fiscal year-end and the Company’s consolidated fiscal year-end does not exceed three months, the Company includes MANUBANK’s income statement for the period from January 1, 2025 to December 31, 2025, and its balance sheet as of December 31, 2025, in the Company’s consolidated financial statements. The Company recorded, as other extraordinary losses, valuation losses and other related losses on loans expected to be sold in MANUBANK’s commercial banking business, as well as losses and other expenses related to the exit from its digital banking business.

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates as of March 31, 2025 and 2026 were as follows:

	Millions of yen
March 31	2025	2026
Stocks	¥1,791,771	¥1,719,138
Investments	14,821	19,785

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2025	2026
	¥574,338	¥610,987

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amounts of unsecured loaned securities for which borrowers have the right to sell or pledge as of March 31, 2025 and 2026 were as follows:

	Millions of yen
March 31	2025	2026
Japanese government bonds, Japanese local government bonds and stocks in “Securities”	¥292,129	¥191,155
Trading securities in “Trading assets”	225	3,083

With respect to the unsecured borrowed securities, securities received under resale agreements, and securities received under securities borrowing transactions with cash collateral, over which the Company has the right to sell or pledge without restrictions, the securities pledged as collateral, the securities lent, and the securities held without being disposed of as of March 31, 2025 and 2026 were as follows:

	Millions of yen
March 31	2025	2026
Securities pledged	¥9,358,574	¥14,623,977
Securities lent	75,718	104,266
Securities held without being disposed	13,396,963	14,279,097

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions as of March 31, 2025 and 2026 were as follows. The claims were items that were recorded under the following items on the consolidated balance sheet: bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
March 31	2025	2026
Bankrupt and quasi-bankrupt loans	¥75,234	¥90,585
Doubtful loans	454,767	778,253
Substandard loans	351,693	480,468
Past due loans (3 months or more)	60,843	70,612
Restructured loans	290,850	409,855

Subtotal	881,696	1,349,307

Normal loans	130,080,805	137,161,712

Total	¥130,962,501	¥138,511,020

Bankrupt and quasi bankrupt loans are claims against borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt, but whose financial condition and business performance have deteriorated, making it highly probable that the loan principal cannot be recovered and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have the right to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The face values as of March 31, 2025 and 2026 were as follows:

	Millions of yen
March 31	2025	2026
	¥870,770	¥857,856

*5	Assets pledged as collateral

Assets pledged as collateral as of March 31, 2025 and 2026 were as follows:

March 31, 2025	Millions of yen	March 31, 2026	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥3,790	Cash and due from banks	¥20,123
Trading assets	1,891,203	Trading assets	2,914,393
Securities	13,009,593	Securities	8,725,601
Loans and bills discounted	10,728,100	Loans and bills discounted	9,118,237
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Payables under repurchase agreements	12,670,866	Payables under repurchase agreements	10,433,964
Payables under securities lending transactions	1,595,624	Payables under securities lending transactions	694,498
Borrowed money	8,331,558	Borrowed money	6,278,601
Bonds	758,629	Bonds	648,530

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes as of March 31, 2025 and 2026:

March 31, 2025	Millions of yen	March 31, 2026	Millions of yen
Cash and due from banks	¥16,952	Cash and due from banks	¥18,293
Trading assets	37,997	Trading assets	75,493
Securities	7,491,528	Securities	8,172,931
Loans and bills discounted	553,201	Loans and bills discounted	1,279,103

The following assets were pledged as collateral for general collateral repurchase agreements based on the subsequent collateral allocation method as of March 31, 2025 and 2026:

March 31, 2025	Millions of yen	March 31, 2026	Millions of yen
Trading assets	¥1,160,447	Trading assets	¥1,102,236
Securities	860,000	Securities	128,544

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2025	Millions of yen	March 31, 2026	Millions of yen
Collateral money deposited for financial instruments	¥1,925,437	Collateral money deposited for financial instruments	¥2,456,251
Surety deposits	80,006	Surety deposits	77,341
Margins of futures markets	56,775	Margins of futures markets	71,328
Other margins	100,799	Other margins	76,688

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments as of March 31, 2025 and 2026 were as follows:

	Millions of yen
March 31	2025	2026
The amounts of unused commitments	¥91,090,878	¥99,501,918
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	56,556,826	63,180,940

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flows. Many of these commitments include clauses under which applications from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, the necessity for securing claims arises, or other events occur. In addition, at the time of contract, collateral such as premises and securities is requested to be pledged. Moreover, after concluding the contracts, customers’ financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with the “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and the “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, Paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal, as well as neighboring sales, to the value based on fixed asset tax valuation, standard land price, and appraisal evaluation conducted by a licensed real estate appraiser or an assistant real estate appraiser, as stipulated respectively by Items 3, 4, or 5 of Article 2 of the “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119, effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets as of March 31, 2025 and 2026 was as follows:

	Millions of yen
March 31	2025	2026
Accumulated depreciation	¥857,729	¥879,580

*9	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes as of March 31, 2025 and 2026 was as follows:

	Millions of yen
March 31	2025	2026
Deferred gain on tangible fixed assets deductible for tax purposes	¥50,549	¥49,262
[The consolidated fiscal year concerned]	[—]	[—]

*10	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” as of March 31, 2025 and 2026 was as follows:

	Millions of yen
March 31	2025	2026
Subordinated borrowings	¥176,000	¥157,000

*11	Subordinated bonds

The balance of subordinated bonds included in “Bonds” as of March 31, 2025 and 2026 was as follows:

	Millions of yen
March 31	2025	2026
Subordinated bonds	¥3,153,557	¥3,980,778

*12	Guarantee obligations for privately placed bonds

The amount of guarantee obligations assumed by banking subsidiaries in respect of privately placed bonds (as defined in Article 2, Paragraph 3 of the Financial Instruments and Exchange Act) included in “Securities” as of March 31, 2025 and 2026 was as follows:

	Millions of yen
March 31	2025	2026
	¥1,006,735	¥789,072

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2025 and 2026 included the following:

Year ended March 31, 2025	Millions of yen	Year ended March 31, 2026	Millions of yen
Gains on sales of stocks and others	¥558,553	Gains on sales of stocks and others	¥521,130

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2025 and 2026 included the following:

Year ended March 31, 2025	Millions of yen	Year ended March 31, 2026	Millions of yen
Salaries and related expenses	¥924,430	Salaries and related expenses	¥1,012,352

*3	Other expenses

“Other” in “Other expenses” for the fiscal years ended March 31, 2025 and 2026 included the following:

Year ended March 31, 2025	Millions of yen	Year ended March 31, 2026	Millions of yen
Write-off of loans	¥151,583	Write-off of loans	¥176,232
Provision for reserve for losses on interest repayment	141,500

*4	Other extraordinary losses

“Other extraordinary losses” for the fiscal year ended March 31, 2026 included losses related to the sale of part of the U.S. banking subsidiary’s business amounting to 46,112 million yen.

*5	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets were recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal years ended March 31, 2025 and 2026.

Year ended March 31, 2025			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (127 items)	Land and buildings, etc.	¥1,355
	Corporate assets (1 item)		7
Kinki area	Idle assets (36 items)	Land and buildings, etc.	518
Other areas in Japan	Branches (1 item)	Land and buildings, etc.	1
	Idle assets (806 items)		2,991
Europe	Idle assets (1 item)	Building	644
—	—	Software, etc.	1,534

Year ended March 31, 2026			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (63 items)	Land and buildings, etc.	¥2,074
	Corporate assets (3 items)		175
Kinki area	Idle assets (27 items)	Land and buildings, etc.	897
Other areas in Japan	Idle assets (14 items)	Land and buildings, etc.	190
—	—	Software, etc.	1,158

With regard to land and buildings, etc., each branch, which continuously manages and determines its income and expenses, was the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which did not produce independent cash flows at headquarters were treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that were reasonably deemed to be used solely by each business unit as corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

With regard to idle assets, the assets group for recognition and measurement of impairment loss was each individual property level. The carrying amounts of idle assets were reduced to their recoverable amounts, and the reduced amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there were indicators that the invested amounts might not be recoverable. The recoverable amount was calculated using net realizable value, which was basically determined by subtracting the expected disposal cost from the real estate appraisal value.

With regard to software, etc., asset group for recognition and measurement of impairment loss is mainly each consolidated subsidiary.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustments and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2025	2026
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥18,574	¥885,720
Reclassification adjustments	(547,986)	(471,132)

Before adjustments to income taxes and tax effect	(529,411)	414,587
Income taxes and tax effect	108,966	(155,139)

Net unrealized gains (losses) on other securities	(420,445)	259,448

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	(571,765)	(497,861)
Reclassification adjustments	428,236	301,148

Before adjustments to income taxes and tax effect	(143,529)	(196,712)
Income taxes and tax effect	43,808	63,731

Net deferred gains (losses) on hedges	(99,721)	(132,981)

Land revaluation excess:
Amount arising during the fiscal year	—	—
Reclassification adjustments	—	—

Before adjustments to income taxes and tax effect	—	—
Income taxes and tax effect	—	(776)

Land revaluation excess	—	(776)

Foreign currency translation adjustments:
Amount arising during the fiscal year	(14,765)	325,502
Reclassification adjustments	(4,171)	—

Before adjustments to income taxes and tax effect	(18,937)	325,502
Income taxes and tax effect	—	—

Foreign currency translation adjustments	(18,937)	325,502

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	34,898	253,309
Reclassification adjustments	(40,363)	(64,065)

Before adjustments to income taxes and tax effect	(5,464)	189,243
Income taxes and tax effect	2,644	(64,108)

Remeasurements of defined benefit plans	(2,819)	125,135

Share of other comprehensive income of equity method affiliates:
Amount arising during the fiscal year	73,638	(25,264)
Reclassification adjustments	(6,041)	(6,801)

Before adjustments to income taxes and tax effect	67,596	(32,065)
Income taxes and tax effect	—	—

Share of other comprehensive income of equity method affiliates	67,596	(32,065)

Total other comprehensive income	¥(474,327)	¥544,262

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2025

1. Type and number of shares issued and treasury stock

Year ended March 31, 2025	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,337,529,084	2,616,696,274	69,779,900	3,884,445,458	1,2

Total	1,337,529,084	2,616,696,274	69,779,900	3,884,445,458

Treasury stock
Common stock	23,587,866	56,937,950	69,873,968	10,651,848	3,4,5

Total	23,587,866	56,937,950	69,873,968	10,651,848

Notes:	1.	The increase of 2,616,696,274 shares in the total number of shares issued comprises the increase of 341,902 shares due to the issuance of new shares as stock-based compensation and the increase of 2,616,354,372 shares due to the stock split.
	2.	The decrease of 69,779,900 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 56,937,950 shares in the number of treasury common stock comprises the increase of 26,150 shares due to the purchase of fractional shares, the increase of 149,000 shares due to the acquisition of the Company’s shares held by the stock grant trust for employees (“the Trust”), the increase of 49,647,900 shares due to the repurchase of treasury stock, and the increase of 7,114,900 shares due to the stock split.
	4.	The decrease of 69,873,968 shares in the number of treasury common stock comprises the decrease of 93,968 shares due to the sale of fractional shares as well as exercise of stock options, the decrease of 100 shares due to the sale of the Company’s shares held by the Trust, and the decrease of 69,779,900 shares due to the cancellation of treasury stock.
	5.	The number of treasury common stock at the end of the fiscal year was 10,651,848 shares, including 446,700 shares of the Company held by the Trust.

2. Information on stock acquisition rights

Year ended March 31, 2025			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥767

Total							¥767

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 27, 2024	Common stock	¥177,382	¥135	March 31, 2024		June 28, 2024
Meeting of the Board of Directors held on November 14, 2024	Common stock	234,858	180	September 30, 2024		December 3, 2024
(2) Dividends with a record date that falls in the current fiscal year but whose effective date falls in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2025	Common stock	¥240,202	Retained earnings	¥62	March 31, 2025	June 30, 2025

Fiscal year ended March 31, 2026

1. Type and number of shares issued and treasury stock

Year ended March 31, 2026	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	3,884,445,458	513,282	57,460,600	3,827,498,140	1,2

Total	3,884,445,458	513,282	57,460,600	3,827,498,140

Treasury stock
Common stock	10,651,848	57,636,578	57,656,307	10,632,119	3,4,5

Total	10,651,848	57,636,578	57,656,307	10,632,119

Notes:	1.	The increase of 513,282 shares in the total number of shares issued was due to the issuance of new shares as stock-based compensation.
	2.	The decrease of 57,460,600 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 57,636,578 shares in the number of treasury common stock comprises the increase of 22,978 shares due to the purchase of fractional shares and the acquisition, without compensation, of restricted shares related to stock-based compensation, the increase of 153,000 shares due to the acquisition of the Company’s shares held by the stock grant trust for employees (“the Trust”), and the increase of 57,460,600 shares due to the repurchase of treasury stock.
	4.	The decrease of 57,656,307 shares in the number of treasury common stock comprises the decrease of 170,507 shares due to the sale of fractional shares as well as the exercise of stock options, the decrease of 25,200 shares due to the sale and delivery of the Company’s shares held by the Trust, and the decrease of 57,460,600 shares due to the cancellation of treasury stock.
	5.	The number of treasury common stock at the end of the fiscal year was 10,632,119 shares, including 574,500 shares of the Company held by the Trust.

2. Information on stock acquisition rights

Year ended March 31, 2026			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥594

Total							¥594

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2025	Common stock	¥240,202	¥62	March 31, 2025	June 30, 2025
Meeting of the Board of Directors held on November 14, 2025	Common stock	300,089	78	September 30, 2025	December 2, 2025

Notes:	1.	Cash dividends declared at the Ordinary General Meeting of Shareholders held on June 27, 2025 included ¥27 million of cash dividends on the Company’s shares held by the Trust.
	2.	Cash dividends declared at the Meeting of the Board of Directors held on November 14, 2025 included ¥45 million of cash dividends on the Company’s shares held by the Trust.

(2) Dividends with a record date that falls in the current fiscal year but whose effective date falls in the next fiscal year

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders scheduled for June 26, 2026 (Scheduled to be declared)	Common stock	¥301,577	Retained earnings	¥79	March 31, 2026	June 29, 2026

Note:	Cash dividends to be declared at the Ordinary General Meeting of Shareholders scheduled for June 26, 2026 will include ¥45 million of cash dividends on the Company’s shares held by the Trust.

(Notes to consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the fiscal year and the amounts of items stated on the consolidated balance sheets

	Millions of yen
Year ended March 31	2025	2026
Cash and due from banks	¥75,590,583	¥73,696,930

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(9,402,908)	(14,265,156)

Cash and cash equivalents	¥66,187,674	¥59,431,773

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets were software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2025	2026
Lease receivables	¥292,143	¥294,783
Residual value	15,097	8,188
Unearned interest income	(76,041)	(71,542)

Total	¥231,199	¥231,429

2)	The scheduled collections of lease payments receivable related to lease investment assets were as follows:

March 31	Millions of yen
	2025	2026
Within 1 year	¥62,488	¥58,849
More than 1 year to 2 years	29,003	67,094
More than 2 years to 3 years	43,807	27,987
More than 3 years to 4 years	9,981	44,244
More than 4 years to 5 years	51,132	8,509
More than 5 years	95,729	88,098

Total	¥292,143	¥294,783

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases that were not cancelable were as follows:

March 31	Millions of yen
	2025	2026
Due within 1 year	¥37,326	¥40,312
Due after 1 year	229,724	223,394

Total	¥267,051	¥263,707

(2)	Lessor side

Future minimum lease payments on operating leases that were not cancelable were as follows:

March 31	Millions of yen
	2025	2026
Due within 1 year	¥206	¥211
Due after 1 year	688	482

Total	¥894	¥694

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development, and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“Trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Department and the Global Investment Department, while derivative transactions for trading purposes are undertaken by the Global Markets Trading Department (derivative transactions for both ALM and Trading purposes are undertaken by the Global Markets & Treasury Department, Asia Pacific Division in the Asia Pacific region, the Global Markets & Treasury Department, Europe, Middle East and Africa Division in the Europe, Middle East and Africa region, and the Global Markets & Treasury Department, Americas Division in the Americas region).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for ALM purposes, as well as Trading and held-to-maturity purposes. Stocks are held mainly for strategic investment purposes. These assets expose the Group to credit risk, market risk, and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clauses specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Significant Accounting Policies for Preparing Consolidated Financial Statements), 4. Accounting policies, (17) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Policies on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to monitor, manage, and assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important group companies.

1)	Management of credit risk

All group companies follow the fundamental principles established by the Group to manage credit risk on a group-wide basis. Each Group company must comprehensively manage credit risk according to the nature of its business, and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards.

(a)	Credit risk management system

At the Company, the Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Department is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group credit policies, manages non-performing loans, and performs other aspects of credit portfolio management. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Department within the Risk Management Unit furnishes the credit risk management system and is thus responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Moreover, the Credit & Investment Planning Department works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit department in charge, in cooperation with branches, conducts credit risk assessments and manages credit portfolios within each credit department’s jurisdiction. Credit approval authority is determined based on the credit amount and internal ratings, while the credit department focuses on the analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Department is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans of borrowers classified as potentially bankrupt or lower. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Department works to form an accurate idea of the condition of major borrower companies and identify those with potentially troubled credit positions at an early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risks, and ensuring the overall soundness of SMBC’s loan operations.

In addition to the above, the Internal Audit Unit, operating independently of the business units, audits asset quality, the accuracy of gradings and self-assessment, and the state of the credit risk management, and reports the results directly to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To take risks within the acceptable level of capital, the Company sets upper limits for overall risk capital, which is an indicator of the risk appetite reflecting soundness, based on the risk appetite and portfolio plan of each business unit and monitors credit risk capital as a breakdown of overall risk capital.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Researching borrowers more rigorously and balancing risk and returns

The Group rigorously researches borrower companies’ actual conditions. The Group runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce credit and capital costs as well as general and administrative expenses.

•	Preventing and reducing non-performing loans

With respect to non-performing loans and potential non-performing loans, the Company conducts regular loan reviews to clarify handling policies and action plans, enabling it to promptly implement measures to prevent deterioration in borrowers’ business conditions, support business recoveries, collect loans, and enhance loan security.

In regard to financial products, such as investments in certain funds, securitized products, and credit derivatives, that bear indirect risk arising from underlying assets such as bonds and loan obligations are considered to be exposed to both credit risk from the underlying assets as well as “market risk” and “liquidity risk” that arise from their trading as financial products. This is referred to as a marketable credit risk. For these types of products, the Company manages credit risk by analyzing and assessing the characteristics of the underlying assets, but, for the sake of complete risk management, the Company also applies the methods for management of market and liquidity risks. In addition, the Company has established guidelines based on the characteristics of these types of risks and appropriately manages the risk of losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations to establish a highly effective system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of the market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Department and Risk Management Information Department, which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. These departments not only monitor the current risk situations but also report regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the Company’s major consolidated subsidiary, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Department, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the business operating policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in fair value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2026, the total VaR of SMBC and its major consolidated subsidiaries was ¥89.3 billion for the banking activities, ¥7.9 billion for the trading activities and ¥1,337.5 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical in nature, which are subject to changes depending on assumptions and calculation methods, and may not fully capture the risk of future market conditions fluctuating more drastically than in the past. In addition, during the fiscal year ended March 31, 2026, the calculation methodology was improved in order to better reflect the Group’s risk profile.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting risk appetite measures” and “establishing contingency plans.” Risk appetite measures are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows can be maintained under stress conditions, such as deposit outflows, in order to secure funding sources that do not fall below the benchmark and to avoid excessive reliance on short-term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines, and action plans for emergencies.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. With regard to financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations on matters concerning fair values of financial instruments

The fair values of financial instruments include values based on market prices and, where market prices are not available, values reasonably determined. In determining such values, certain assumptions are used, and such values may differ if different assumptions are applied.

2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair values of financial instruments as well as the difference between them, and fair value by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the inputs used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

When multiple inputs that have a significant impact on the fair value measurement are used, the financial instrument is classified into the lowest level of the fair value hierarchy within which those inputs are categorized.

(1) Financial assets and liabilities at fair value on the consolidated balance sheet

	Millions of yen
	Consolidated balance sheet amount
March 31, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥114,591	¥381,139	¥495,731
Trading assets	4,801,509	1,295,209	43,952	6,140,671
Money held in trust	—	32,272	—	32,272
Securities
Other securities *1	23,919,223	14,017,061	6,276	37,942,561
Stocks	2,870,342	795	—	2,871,138
Japanese government bonds	11,180,546	—	—	11,180,546
Japanese local government bonds	787,139	35,435	—	822,574
Japanese corporate bonds	—	1,884,079	6,276	1,890,356
Foreign stocks	1,527,602	220,785	—	1,748,387
Foreign bonds	7,078,505	10,346,238	0	17,424,744
Other	475,086	1,529,726	—	2,004,813

Total assets	¥28,720,732	¥15,459,135	¥431,368	¥44,611,236

Trading liabilities
Trading securities sold short	¥4,507,157	¥328,309	¥—	¥4,835,466

Total liabilities	¥4,507,157	¥328,309	¥—	¥4,835,466

Derivative transactions *2, 3
Interest rate derivatives	¥(12,073)	¥(221,335)	¥4,121	¥(229,287)
Currency derivatives	2,496	(314,414)	20,476	(291,440)
Equity derivatives	14,522	119,839	4,086	138,449
Bond derivatives	123	304	—	428
Commodity derivatives	10	1,136	—	1,147
Credit derivative transactions	—	(9,086)	3,203	(5,883)

Total derivative transactions	¥5,081	¥(423,556)	¥31,888	¥(386,585)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets,” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with net debt presented in round brackets.

*3	With respect to derivative transactions applying hedge accounting, ¥(1,728,482) million was recorded on the consolidated balance sheet.

	Millions of yen
	Consolidated balance sheet amount
March 31, 2026	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥78,579	¥423,424	¥502,003
Trading assets	5,351,325	1,473,182	7,862	6,832,370
Money held in trust	—	36,902	—	36,902
Securities
Other securities *1	19,324,943	13,362,610	2,194	32,689,748
Stocks	3,289,823	843	—	3,290,666
Japanese government bonds	5,476,427	—	—	5,476,427
Japanese local government bonds	655,641	27,393	—	683,034
Japanese corporate bonds	—	1,395,046	2,194	1,397,240
Foreign stocks	1,346,298	184,100	—	1,530,399
Foreign bonds	8,094,298	10,440,490	—	18,534,788
Other	462,454	1,314,736	—	1,777,190

Total assets	¥24,676,268	¥14,951,275	¥433,480	¥40,061,025

Trading liabilities
Trading securities sold short	¥3,793,686	¥336,904	¥—	¥4,130,590

Total liabilities	¥3,793,686	¥336,904	¥—	¥4,130,590

Derivative transactions *2, 3
Interest rate derivatives	¥10,604	¥(645,499)	¥6,509	¥(628,384)
Currency derivatives	(12,317)	(431,288)	35,172	(408,434)
Equity derivatives	20,268	(1,515)	3,091	21,845
Bond derivatives	(1,956)	(177)	—	(2,134)
Commodity derivatives	1,444	(1,606)	—	(162)
Credit derivative transactions	—	(6,540)	3,819	(2,721)

Total derivative transactions	¥18,043	¥(1,086,628)	¥48,593	¥(1,019,991)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets,” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with net debt presented in round brackets.

*3	With respect to derivative transactions applying hedge accounting, ¥(1,846,621) million was recorded on the consolidated balance sheet.

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, Short-term bonds payable, and Due to trust account are not included in the following tables, as they are mostly short-term in nature and their fair values are considered to approximate their carrying amounts.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,171,196	¥5,171,196	¥5,119,390	¥51,806
Securities
Bonds classified as held-to-maturity	255,558	12,681	—	268,240	274,414	(6,174)
Loans and bills discounted					111,136,239
Reserve for possible loan losses*					(521,037)

	—	—	112,493,608	112,493,608	110,615,201	1,878,406

Lease receivables and investment assets*	—	—	227,076	227,076	230,549	(3,473)

Total assets	¥255,558	¥12,681	¥117,891,881	¥118,160,121	¥116,239,556	¥1,920,565

Deposits	¥—	¥172,036,099	¥—	¥172,036,099	¥171,498,651	¥537,448
Negotiable certificates of deposit	—	17,262,189	—	17,262,189	17,175,391	86,798
Borrowed money	—	11,176,826	53,333	11,230,159	11,355,209	(125,049)
Bonds	—	11,342,431	1,863,908	13,206,339	13,352,392	(146,052)

Total liabilities	¥—	¥211,817,547	¥1,917,241	¥213,734,789	¥213,381,644	¥353,145

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amounts since they were immaterial.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2026	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,636,936	¥5,636,936	¥5,573,654	¥63,282
Securities
Bonds classified as held-to-maturity	4,394,246	82,419	—	4,476,665	4,655,314	(178,649)
Loans and bills discounted					117,629,215
Reserve for possible loan losses*					(619,596)

	—	—	118,242,352	118,242,352	117,009,618	1,232,733

Lease receivables and investment assets*	—	—	230,908	230,908	231,028	(120)

Total assets	¥4,394,246	¥82,419	¥124,110,197	¥128,586,862	¥127,469,616	¥1,117,246

Deposits	¥—	¥185,735,328	¥—	¥185,735,328	¥185,674,241	¥61,087
Negotiable certificates of deposit	—	15,629,728	—	15,629,728	15,667,132	(37,403)
Borrowed money	—	9,273,276	79,164	9,352,441	9,370,996	(18,555)
Bonds	—	12,705,278	2,333,940	15,039,218	15,369,164	(329,945)

Total liabilities	¥—	¥223,343,613	¥2,413,104	¥225,756,717	¥226,081,534	¥(324,816)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amounts since they were immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans included in monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and by deducting the value of senior beneficial interests, etc. from the value of the underlying housing loans. In principle, the fair values of other transactions are based on methods similar to those applied to loans and bills discounted.

These transactions are mainly classified as Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2026. The fair values of such bonds and other securities are mainly classified as Level 1 depending on the level of market activity. When fair value is determined based on prices quoted by financial institutions, or by discounting future cash flows using observable inputs such as interest rates, spreads, and other factors, they are classified as Level 2.

The fair values of monetary claims held for trading purposes are calculated based on the present values of estimated future cash flows. Those present values are discounted at the risk-free interest rate that reflects credit risk, liquidity risk, etc., and they are classified as Level 3.

Money held in trust

The fair values of money held in trust are, in principle, the values of securities in trust property calculated by the same method as that applied to securities held by the Company. They are classified as Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the end of the fiscal year ended March 31, 2026. They are mainly classified as Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the fiscal year ended March 31, 2026. Japanese government bonds, etc., are mainly classified as Level 1, and other bonds are classified as Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted at a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers, are based on the bond’s book value after deducting the expected amount of loss on the bond computed using the same method applied to the estimation of loan losses. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified as Level 2.

Loans and bills discounted, Lease receivables and investment assets

Of these transactions, considering their characteristics, the fair values of overdrafts with no specified repayment dates are stated at their book values, as such book values are considered to approximate fair value.

For short-term transactions, the fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted at a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed using the contractual interest rate. Those present values are discounted at a rate comprising a risk-free interest rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. The fair value is considered to approximate the amount obtained by deducting the allowance for doubtful accounts from the consolidated balance sheet amount of the claims; therefore, such amount is considered the fair value.

These transactions are mainly classified as Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2026. They are mainly classified as Level 1.

Deposits, Negotiable certificates of deposit

Of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as they are considered to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted at the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

These transactions are classified as Level 2.

Borrowed money, Bonds

The fair values of short-term transactions are their book values, as they are considered to approximate their fair values. For long-term transactions, the fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with prices quoted by industry associations, etc., the fair values are based on the amount calculated using the published price data, yield data, etc.

These transactions are mainly classified as Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of future cash flows, option valuation models, etc., using inputs such as interest rates, foreign exchange rates, stock prices, commodity prices, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of unsecured funding. Listed derivative transactions are mainly classified as Level 1. Over-the-counter derivative transactions are classified as Level 2 if observable inputs are available or the impact of unobservable inputs on the fair values is not significant. If the impact of unobservable inputs on the fair values is significant, they are classified as Level 3.

(Note 2)	Quantitative information about financial assets and liabilities classified as Level 3, measured at fair value and presented in the consolidated balance sheet.

1)	Quantitative information on significant unobservable inputs

March 31, 2025	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	50.8%
		Prepayment rate	2.0%	—	6.5%
Trading assets:	Option valuation model	Equity volatility	93.4%
	Discounted cash flow	Discount margin	9.3%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6%	—	100.0%
		Loss given default	0.0%	—	44.5%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	40.0%	—	71.2%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	34.3%	—	99.5%
		Correlation between interest rates and foreign exchange rates	14.1%	—	52.4%
Currency derivatives	Option valuation model	Correlation between interest rates	29.5%	—	99.5%
		Correlation between interest rates and foreign exchange rates	7.0%	—	49.0%
		Foreign exchange rate volatility	11.4%	—	13.2%
Equity derivatives	Option valuation model	Correlation between equities	50.9%	—	70.0%
		Correlation between foreign exchange rates and equities	3.1%
		Equity volatility	17.9%	—	71.0%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5%	—	30.0%

*	Credit Default Swap

March 31, 2026	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	50.8%
		Prepayment rate	2.0%	—	6.5%
Trading assets:	Option valuation model	Equity volatility	21.8%	—	100.7%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6%	—	100.0%
		Loss given default	1.7%	—	78.1%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	40.0%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	39.8%	—	99.6%
		Correlation between interest rates and foreign exchange rates	21.8%	—	58.3%
Currency derivatives	Option valuation model	Correlation between interest rates	31.4%	—	99.6%
		Correlation between interest rates and foreign exchange rates	10.8%	—	49.7%
		Foreign exchange rate volatility	11.3%	—	13.0%
Equity derivatives	Option valuation model	Correlation between equities	46.1%	—	89.1%
		Correlation between foreign exchange rates and equities	(3.8)%
		Equity volatility	19.5%	—	78.6%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5%	—	27.5%

*	Credit Default Swap

2)	Reconciliation of the beginning and ending balances, and net unrealized gains (losses) recognized in the earnings of the period

March 31, 2025	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥419,099	¥(11,844)	¥(17,564)	¥(8,550)	¥—	¥—	¥381,139	¥—
Trading assets	20,637	3,821	—	(27,256)	46,748	—	43,952	2,338
Securities
Other securities	12,976	92	504	(4,592)	960	(3,664)	6,276	59
Japanese corporate bonds	11,833	100	31	(2,984)	960	(3,664)	6,276	21
Foreign bonds	1,143	(8)	473	(1,608)	—	—	0	38
Derivative transactions
Interest rate	3,026	1,095	—	—	—	—	4,121	1,109
Currency	14,756	5,719	—	—	—	—	20,476	5,752
Equity	7,043	(1,781)	—	(1,175)	—	—	4,086	3,582
Bond	—	(1,549)	—	1,549	—	—	—	—
Credit derivative	1,772	1,430	—	—	—	—	3,203	1,447

Total	¥479,313	¥(3,014)	¥(17,059)	¥(40,025)	¥47,708	¥(3,664)	¥463,257	¥14,289

*1	The amounts shown in the table above are included in the consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for monetary claims and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2025.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2025.

March 31, 2026	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥381,139	¥(8,223)	¥60,964	¥(10,456)	¥—	¥—	¥423,424	¥—
Trading assets	43,952	976	—	(42,245)	5,178	—	7,862	190
Securities
Other securities	6,276	534	(9)	(2,459)	616	(2,764)	2,194	(76)
Japanese corporate bonds	6,276	(76)	(9)	(1,848)	616	(2,764)	2,194	(76)
Foreign bonds	0	610	—	(610)	—	—	0	—
Derivative transactions
Interest rate	4,121	2,388	—	—	—	—	6,509	2,388
Currency	20,476	14,695	—	—	—	—	35,172	14,762
Equity	4,086	964	—	(1,959)	—	—	3,091	2,578
Bond	—	(2,888)	—	2,888	—	—	—	—
Credit derivative	3,203	615	—	—	—	—	3,819	642

Total	¥463,257	¥9,063	¥60,955	¥(54,232)	¥5,795	¥(2,764)	¥482,074	¥20,485

*1	The amounts shown in the table above are included in the consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for stocks and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2026.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2026.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible in the valuation models. If quoted prices obtained from third parties are used, such values are verified by comparison with results recalculated by the Group using inputs for the valuation.

4)	Description of the sensitivity of fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is estimated based on actual defaults in the past. A significant increase (decrease) in the probability of default would result in a significant decrease (increase) in fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that a default occurs, relative to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in fair value.

Prepayment rate

Prepayment rate is the proportion of the principal of securities that is expected to be paid before maturity in each period, and is calculated based on actual prepayments in the past. In general, a significant increase (decrease) in the prepayment rate would result in a significant decrease (increase) in fair value according to the contractual terms and conditions of financial instruments.

Volatility

Volatility is an indicator of the expected magnitude of changes in inputs and market prices over a certain period. Volatility is estimated based on historical data, information provided by third parties, and other analytical methods. Volatility is mainly used in the valuation of derivatives that reference potential changes in the levels of interest rates, foreign exchange rates, stock prices, etc. In general, a significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value.

Discount margin

Discount margin represents a spread used in discounting estimated future cash flows in the DCF method to reflect the uncertainty of cash flows in the determination of fair value.

Correlation

Correlation is an indicator of the relationship among changes in variables such as interest rates, foreign exchange rates, Credit Default Swap (CDS) spreads, and stock prices. It is estimated based on actual past results and is mainly used in valuation techniques for complex derivatives, etc. In general, a significant change in correlation would result in a significant increase (decrease) in fair value depending on the contractual terms and conditions of financial instruments.

(Note 3)

Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnerships, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of the “Guidance for Application of Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these amounts are not included in “Trading assets” and “Securities” in the tables disclosed under “Matters concerning fair value of financial instruments and breakdown by input level.”

March 31	Millions of yen
	2025	2026
Stocks with no market prices, etc.*1, 2	¥234,537	¥315,001
Investments in partnership, etc.*2	502,861	575,131

Total	¥737,399	¥890,132

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2	Unlisted stocks and investments in partnerships totaling ¥31,187 million and ¥36,203 million were written off in the fiscal years ended March 31, 2025 and 2026, respectively.

(Note 4) Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2025	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥4,120,585	¥728,794	¥533,027	¥231,692
Securities	14,765,469	9,716,305	3,515,369	5,550,961
Bonds classified as held-to-maturity	—	274,531	—	—
Japanese government bonds	—	109,600	—	—
Japanese local government bonds	—	151,931	—	—
Japanese corporate bonds	—	13,000	—	—
Other	—	—	—	—
Other securities with maturity	14,765,469	9,441,774	3,515,369	5,550,961
Japanese government bonds	9,677,520	1,367,000	40,000	148,000
Japanese local government bonds	126,384	256,388	476,958	4,466
Japanese corporate bonds	263,730	890,056	416,093	369,101
Other	4,697,834	6,928,329	2,582,318	5,029,392
Loans and bills discounted*1, 2	28,648,935	50,963,792	15,083,735	6,660,002
Lease receivables and investment assets	53,760	106,270	27,640	28,430

Total	¥47,588,750	¥61,515,163	¥19,159,774	¥12,471,086

*1

The amounts shown in the table above do not include claims for which redemption is not expected, such as claims on bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers. The amounts for such claims are ¥445 million for monetary claims bought and ¥270,173 million for loans and bills discounted.

*2	Loans and bills discounted with no specified maturity are not included. The amount of such loans is ¥8,836,144 million.

	Millions of yen
March 31, 2026	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥3,959,132	¥1,070,242	¥696,325	¥288,269
Securities	8,299,802	11,151,920	7,544,067	5,595,682
Bonds classified as held-to-maturity	15,898	505,133	4,098,700	69,871
Japanese government bonds	10,000	346,100	4,098,700	—
Japanese local government bonds	5,898	146,033	—	—
Japanese corporate bonds	—	13,000	—	—
Other	—	—	—	69,871
Other securities with maturity	8,283,904	10,646,787	3,445,367	5,525,810
Japanese government bonds	2,842,200	1,360,000	675,000	754,500
Japanese local government bonds	66,997	399,213	263,936	4,169
Japanese corporate bonds	192,658	637,191	328,541	336,629
Other	5,182,048	8,250,382	2,177,890	4,430,511
Loans and bills discounted*1, 2	30,944,930	52,307,125	16,925,221	6,565,093
Lease receivables and investment assets	47,630	124,686	20,324	30,618

Total	¥43,251,496	¥64,653,974	¥25,185,939	¥12,479,664

*1

The amounts shown in the table above do not include claims for which redemption is not expected, such as claims on bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers. The amounts for such claims are ¥504 million for monetary claims bought and ¥539,314 million for loans and bills discounted.

*2	Loans and bills discounted with no specified maturity are not included. The amount of such loans is ¥10,347,752 million.

(Note 5) Repayment schedule of bonds, borrowed money, and other interest-bearing debts

	Millions of yen
March 31, 2025	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥166,825,089	¥3,616,914	¥646,502	¥410,144
Negotiable certificates of deposit	16,575,807	557,288	42,295	—
Borrowed money	4,753,680	5,485,260	766,699	349,568
Bonds	1,711,881	6,150,639	2,462,663	2,993,388

Total	¥189,866,459	¥15,810,102	¥3,918,161	¥3,753,101

*	Demand deposits are included in “Within 1 year.” “Deposits” include current deposits.

	Millions of yen
March 31, 2026	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥181,003,154	¥3,519,690	¥749,260	¥402,135
Negotiable certificates of deposit	15,256,931	410,200	—	—
Borrowed money	4,540,956	3,966,280	452,292	411,466
Bonds	2,294,592	6,563,497	2,685,582	3,779,386

Total	¥203,095,635	¥14,459,669	¥3,887,135	¥4,592,989

*	Demand deposits are included in “Within 1 year.” “Deposits” include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities, etc. classified under “Trading assets,” negotiable certificates of deposit classified under “Cash and due from banks,” and beneficiary claims on loan trust classified under “Monetary claims bought,” in addition to “Securities” presented in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2025	2026
Valuation gains (losses) included in the earnings for the fiscal year	¥ (84,832)	¥116,477

2. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2025		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	109,550	107,656	(1,893)
	Japanese local government bonds	151,882	147,902	(3,980)
	Japanese corporate bonds	12,981	12,681	(300)
	Other	—	—	—

	Subtotal	274,414	268,240	(6,174)

Total		¥274,414	¥268,240	¥(6,174)

		Millions of yen
March 31, 2026		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	7,994	8,002	7

	Subtotal	7,994	8,002	7

Bonds with unrealized losses:	Japanese government bonds	4,420,557	4,246,611	(173,946)
	Japanese local government bonds	151,898	147,634	(4,263)
	Japanese corporate bonds	12,986	12,611	(375)
	Other	61,877	61,805	(71)

	Subtotal	4,647,320	4,468,663	(178,657)

Total		¥4,655,314	¥4,476,665	¥(178,649)

3.	Other securities

		Millions of yen
March 31, 2025		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,845,865	¥879,921	¥1,965,943
	Bonds	1,277,733	1,270,224	7,508
	Japanese government bonds	518,438	518,333	104
	Japanese local government bonds	10	10	0
	Japanese corporate bonds	759,284	751,881	7,403
	Other	11,237,738	9,665,072	1,572,666

	Subtotal	15,361,336	11,815,218	3,546,118

Other securities with unrealized losses:	Stocks	25,272	30,289	(5,016)
	Bonds	12,615,744	12,768,090	(152,345)
	Japanese government bonds	10,662,108	10,714,608	(52,500)
	Japanese local government bonds	822,564	864,374	(41,809)
	Japanese corporate bonds	1,131,071	1,189,107	(58,035)
	Other	11,047,661	11,630,394	(582,733)

	Subtotal	23,688,678	24,428,774	(740,095)

Total		¥39,050,015	¥36,243,992	¥2,806,023

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2025 recognized in the earnings through the application of fair value hedge accounting.

		Millions of yen
March 31, 2026		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,280,878	¥782,203	¥2,498,675
	Bonds	729,842	722,983	6,858
	Japanese government bonds	299,940	299,875	64
	Japanese local government bonds	5	4	0
	Japanese corporate bonds	429,897	423,102	6,794
	Other	11,208,656	9,780,360	1,428,295

	Subtotal	15,219,377	11,285,547	3,933,829

Other securities with unrealized losses:	Stocks	9,788	11,268	(1,480)
	Bonds	6,826,860	7,104,961	(278,101)
	Japanese government bonds	5,176,487	5,296,996	(120,509)
	Japanese local government bonds	683,029	734,402	(51,372)
	Japanese corporate bonds	967,342	1,073,562	(106,220)
	Other	11,837,517	12,271,531	(434,014)

	Subtotal	18,674,165	19,387,761	(713,596)

Total		¥33,893,543	¥30,673,309	¥3,220,233

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2026 recognized in the earnings through the application of fair value hedge accounting.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2025

There were no corresponding transactions.

Fiscal year ended March 31, 2026

There were no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2025	Sales amount	Gains on sales	Losses on sales
Stocks	¥692,036	¥495,495	¥(6,593)
Bonds	3,574,043	3,207	(43,602)
Japanese government bonds	3,145,713	2,804	(37,005)
Japanese local government bonds	184,260	20	(5,354)
Japanese corporate bonds	244,070	381	(1,243)
Other	14,063,284	121,559	(72,680)

Total	¥18,329,365	¥620,261	¥(122,876)

	Millions of yen
Year ended March 31, 2026	Sales amount	Gains on sales	Losses on sales
Stocks	¥566,828	¥389,093	¥(1,054)
Bonds	1,564,944	3,598	(33,277)
Japanese government bonds	1,249,545	3,035	(32,799)
Japanese local government bonds	41,557	25	(421)
Japanese corporate bonds	273,842	537	(57)
Other	12,912,174	185,112	(117,843)

Total	¥15,043,947	¥577,805	¥(152,175)

6.	Change in classification of securities

Fiscal year ended March 31, 2025

There were no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2026

There were no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose consolidated balance sheet amounts are not stated at fair value) are considered to be impaired if the fair value has decreased materially below the acquisition cost, and such decline is not expected to be recoverable. The fair value is recognized as the consolidated balance sheet amount, and the amount of write-down is recorded as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2025 and 2026 were ¥490 million and ¥3,629 million, respectively. The criteria for determining the “material decline” are as follows and are based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt, Effectively bankrupt, Potentially bankrupt issuers	Fair value has declined below the acquisition cost.
Issuers requiring caution:	Fair value has declined by 30% or more from the acquisition cost.
Normal issuers:	Fair value has declined by 50% or more from the acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but are regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not currently bankrupt but are considered to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as trading purposes

March 31, 2025	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥31,752	¥31,841	¥(88)

March 31, 2026	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥36,381	¥35,988	¥392

2.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2025

There were no corresponding transactions.

Fiscal year ended March 31, 2026

There were no corresponding transactions.

3.	Other money held in trust (other than trading purpose and held-to-maturity)

March 31, 2025	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥520	¥520	—

March 31, 2026	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥521	¥521	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2025	Millions of yen
Net unrealized gains (losses)	¥2,806,103
Other securities	2,806,103
Other money held in trust	—
(-) Deferred tax liabilities	788,158

Net unrealized gains (losses) on other securities (before following adjustments)	2,017,944

(-) Non-controlling interests	106,208
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	19,098

Net unrealized gains (losses) on other securities	¥1,930,834

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2025 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency-denominated securities whose fair value was not recognized as the consolidated balance sheet amount.
	3.	Non-controlling interests included equity interests acquired from non-controlling shareholders.

March 31, 2026	Millions of yen
Net unrealized gains (losses)	¥3,220,690
Other securities	3,220,690
Other money held in trust	—
(-) Deferred tax liabilities	943,298

Net unrealized gains (losses) on other securities (before following adjustments)	2,277,392

(-) Non-controlling interests	108,849
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	16,549

Net unrealized gains (losses) on other securities	¥2,185,092

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2026 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency-denominated securities whose fair value was not recognized as the consolidated balance sheet amount.
	3.	Non-controlling interests included equity interests acquired from non-controlling shareholders.

(Notes to derivative transactions)

1.	Derivative transactions to which hedge accounting method was not applied

The following tables set forth the contract amounts, or the notional amounts, fair values, and valuation gains (losses) by type of derivative for derivative transactions to which hedge accounting was not applied at the end of the fiscal year. The contract amounts do not necessarily indicate the market risk associated with derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2025	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥20,054,787	¥5,668,067	¥3,601	¥3,601
Bought	64,258,953	8,171,815	(817)	(817)
Interest rate options:
Sold	28,259,600	9,383,425	(22,822)	(22,822)
Bought	98,859,073	18,793,820	18,306	18,306
Over-the-counter
Forward rate agreements:
Sold	18,573,211	2,885,194	8,792	8,792
Bought	20,854,430	4,378,015	(10,606)	(10,606)
Interest rate swaps:	1,106,745,248	892,943,943	(142,634)	(142,634)
Receivable fixed rate/payable floating rate	517,358,862	428,428,773	(13,295,680)	(13,295,680)
Receivable floating rate/payable fixed rate	525,509,264	418,670,151	13,135,859	13,135,859
Receivable floating rate/payable floating rate	63,664,402	45,634,299	17,816	17,816
Interest rate swaptions:
Sold	43,332,176	20,495,871	(476,629)	(476,629)
Bought	43,261,768	23,203,209	513,056	513,056
Caps:
Sold	83,735,172	36,642,145	(351,055)	(351,055)
Bought	21,461,901	13,695,402	85,774	85,774
Floors:
Sold	14,423,781	10,625,453	(24,184)	(24,184)
Bought	15,951,494	11,931,012	39,046	39,046
Other:
Sold	19,342,043	6,878,649	(99,290)	(99,290)
Bought	44,619,256	24,100,186	191,611	191,611

Total	/	/	¥(267,849)	¥(267,849)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2026	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥15,726,550	¥4,503,372	¥3,368	¥3,368
Bought	74,056,791	17,584,755	(3,500)	(3,500)
Interest rate options:
Sold	36,526,253	11,133,714	(17,456)	(17,456)
Bought	121,370,861	26,857,889	29,706	29,706
Over-the-counter
Forward rate agreements:
Sold	21,972,069	4,324,548	(44,894)	(44,894)
Bought	26,914,847	6,125,444	51,677	51,677
Interest rate swaps:	1,356,843,348	987,514,806	(305,487)	(305,487)
Receivable fixed rate/payable floating rate	653,404,095	483,288,426	(17,547,368)	(17,547,368)
Receivable floating rate/payable fixed rate	663,820,163	474,544,088	17,224,264	17,224,264
Receivable floating rate/payable floating rate	39,404,323	29,474,027	17,597	17,597
Interest rate swaptions:
Sold	48,888,536	24,527,660	(555,719)	(555,719)
Bought	49,120,148	25,269,734	660,568	660,568
Caps:
Sold	95,240,845	44,253,228	(310,712)	(310,712)
Bought	26,850,508	14,367,136	94,134	94,134
Floors:
Sold	16,364,600	9,047,207	(21,732)	(21,732)
Bought	21,348,667	10,950,286	43,003	43,003
Other:
Sold	17,697,440	4,285,854	(60,411)	(60,411)
Bought	37,551,195	16,752,609	157,058	157,058

Total	/	/	¥(280,398)	¥(280,398)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(2) Currency derivatives

March 31, 2025	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥615	¥—	¥0	¥0
Bought	12,361	—	(93)	(93)
Over-the-counter
Currency swaps	123,868,425	96,131,685	1,492,251	365,159
Currency swaptions:
Sold	11,113	11,113	(34)	(34)
Bought	1,954,197	1,915,220	8,617	8,617
Forward foreign exchange	123,060,968	14,319,512	(332,756)	(332,756)
Currency options:
Sold	5,725,856	1,909,969	(223,837)	(223,837)
Bought	4,861,527	1,298,780	159,281	159,281

Total	/	/	¥1,103,428	¥(23,663)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

March 31, 2026	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,593	¥—	¥0	¥0
Bought	45,305	—	(2,160)	(2,160)
Over-the-counter
Currency swaps	148,438,847	117,557,723	1,477,460	623,932
Currency swaptions:
Sold	—	—	—	—
Bought	1,545,461	1,524,827	352	352
Forward foreign exchange	150,374,163	15,971,734	(260,491)	(260,491)
Currency options:
Sold	9,870,514	2,410,486	(316,401)	(316,401)
Bought	8,929,944	1,872,852	191,441	191,441

Total	/	/	¥1,090,200	¥236,672

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,313,450	¥—	¥26,166	¥26,166
Bought	557,302	—	(8,936)	(8,936)
Equity price index options:
Sold	187,731	20,450	(8,462)	(8,462)
Bought	144,495	19,800	5,406	5,406
Over-the-counter
Equity options:
Sold	80,698	201	(3,160)	(3,160)
Bought	119,125	4,695	7,466	7,466
Equity index forward contracts:
Sold	22,561	—	72	72
Bought	227,877	91	119,186	119,186
Equity price index swaps:
Receivable equity index/payable short-term floating rate	—	—	—	—
Receivable short-term floating rate/payable equity index	23,193	19,672	399	399
Other:
Sold	20,032	3,875	310	310
Bought	—	—	—	—

Total	/	/	¥138,449	¥138,449

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2026	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,378,563	¥—	¥56,288	¥56,288
Bought	719,426	—	(32,036)	(32,036)
Equity price index options:
Sold	131,735	21,950	(10,002)	(10,002)
Bought	121,402	19,200	6,184	6,184
Over-the-counter
Equity options:
Sold	63,905	1,087	(3,346)	(3,346)
Bought	86,484	1,478	5,233	5,233
Equity index forward contracts:
Sold	—	—	—	—
Bought	26,803	716	644	644
Equity price index swaps:
Receivable equity index/payable short-term floating rate	30,000	—	(2,090)	(2,090)
Receivable short-term floating rate/payable equity index	45,238	41,938	1,135	1,135
Other:
Sold	21,952	3,948	(164)	(164)
Bought	—	—	—	—

Total	/	/	¥21,845	¥21,845

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,624,295	¥67,031	¥(7,441)	¥(7,441)
Bought	2,766,606	43,202	7,534	7,534
Bond futures options:
Sold	15,356	—	(20)	(20)
Bought	11,962	—	51	51
Over-the-counter
Bond options:
Sold	124,165	—	(208)	(208)
Bought	124,165	—	513	513

Total	/	/	¥428	¥428

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2026	Total	Over 1 year
Listed
Bond futures:
Sold	¥4,398,920	¥51,442	¥26,877	¥26,877
Bought	4,468,938	18,964	(28,861)	(28,861)
Bond futures options:
Sold	111,247	—	(42)	(42)
Bought	95,940	—	69	69
Over-the-counter
Bond options:
Sold	185,372	—	(894)	(894)
Bought	185,372	—	717	717

Total	/	/	¥(2,134)	¥(2,134)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(5) Commodity derivatives

March 31, 2025	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Commodity futures:
Sold	¥42,257	¥—	¥429	¥429
Bought	43,214	—	(419)	(419)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	45,313	30,414	609	609
Receivable floating price/payable fixed price	39,294	24,838	520	520
Commodity options:
Sold	3,350	1,327	(6)	(6)
Bought	1,681	614	12	12

Total	/	/	¥1,147	¥1,147

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	The underlying assets of commodity derivatives related to fuels and metals.

March 31, 2026	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Commodity futures:
Sold	¥60,762	¥9,675	¥(8,666)	¥(8,666)
Bought	65,510	12,139	10,111	10,111
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	72,395	43,677	(25,935)	(25,935)
Receivable floating price/payable fixed price	69,816	42,247	25,222	25,222
Commodity options:
Sold	4,315	2,562	(878)	(878)
Bought	3,800	2,323	(15)	(15)

Total	/	/	¥(162)	¥(162)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	The underlying assets of commodity derivatives related to fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Over-the-counter
Credit derivatives:
Sold	¥1,389,807	¥1,118,794	¥22,737	¥22,737
Bought	2,126,702	1,850,091	(28,620)	(28,620)

Total	/	/	¥(5,883)	¥(5,883)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was assumed; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2026	Total	Over 1 year
Over-the-counter
Credit derivatives:
Sold	¥1,818,996	¥1,586,706	¥20,474	¥20,474
Bought	2,824,482	2,612,944	(23,195)	(23,195)

Total	/	/	¥(2,721)	¥(2,721)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was assumed; “Bought” represents transactions in which the credit risk was transferred.

2.	Derivative transactions to which hedge accounting method was applied

The following tables set forth the contract amounts, or notional amounts, and fair values by type of derivative and by hedge accounting method for derivative transactions to which hedge accounting was applied at the end of the fiscal year. The contract amounts do not necessarily indicate the market risk associated with derivative transactions.

(1) Interest rate derivatives

March 31, 2025	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,999,652	¥5,986,074	¥(7,810)
	Bought		4,784,960	2,990,600	(2,631)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		45,717,816	39,430,733	(761,940)
	Receivable floating rate/ payable fixed rate		24,175,237	23,069,348	451,079
	Receivable floating rate/ payable floating rate		517,660	92,660	5,004
	Interest rate swaptions:
	Sold		207,846	207,846	(34,925)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		129,315	—	(153)
	Receivable floating rate/ payable fixed rate		786,671	656,700	17,764

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		95,623	86,902	(Note 2)

	Total		/	/	¥(333,612)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swaps subject to the special treatment for interest rate swaps were treated together with the borrowed money that was designated as a hedged item. Accordingly, their fair values were included in the fair values of the relevant borrowed money stated in (Notes to financial instruments).

March 31, 2026			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,089	¥1,766	¥(76)
	Bought		2,398,500	1,599,000	(1,517)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		51,434,032	40,568,109	(1,279,689)
	Receivable floating rate/ payable fixed rate		27,588,966	25,629,232	953,378
	Receivable floating rate/ payable floating rate		111,986	108,896	2,391
	Interest rate swaptions:
	Sold		222,261	222,261	(39,169)
	Bought		—	—	—
	Caps:
	Sold		—	—	—
	Bought		64,102	—	710

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		334,726	—	(497)
	Receivable floating rate/ payable fixed rate		533,434	432,215	16,483

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		120,462	98,597	(Note 2)

	Total		/	/	¥(347,986)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swaps subject to the special treatment for interest rate swaps were treated together with the borrowed money that was designated as a hedged item. Accordingly, their fair values were included in the fair values of the relevant borrowed money stated in (Notes to financial instruments).

(2) Currency derivatives

March 31, 2025	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency-denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥13,883,447	¥8,995,914	¥(1,374,153)
	Forward foreign exchange		4,884,443	545	(19,926)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	38,046	33,389	(789)

	Total		/	/	¥(1,394,869)

Note: The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

March 31, 2026	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency-denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥11,938,890	¥9,481,859	¥(1,524,030)
	Forward foreign exchange		4,513,454	1,075	29,545

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	38,377	37,743	(4,149)

	Total		/	/	¥(1,498,634)

Note: The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such a trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted upon retirement.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2025	2026
Beginning balance of projected benefit obligation	¥944,690	¥852,205
Service cost	25,662	22,430
Interest cost on projected benefit obligation	12,688	17,723
Unrecognized net actuarial gain or loss incurred	(70,526)	(66,212)
Payments of retirement benefits	(59,096)	(60,520)
Unrecognized prior service cost	—	456
Other	(1,212)	3,977

Ending balance of projected benefit obligation	¥852,205	¥770,060

(2) Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2025	2026
Beginning balance of plan assets	¥1,821,219	¥1,805,602
Expected return on plan assets	49,395	71,171
Unrecognized net actuarial gain or loss incurred	(35,177)	187,731
Contributions by the employer	13,923	13,373
Payments of retirement benefits	(43,657)	(45,312)
Other	(101)	2,718

Ending balance of plan assets	¥1,805,602	¥2,035,284

(3)  Reconciliation of the ending balances of the projected benefit obligation and plan assets to the net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2025	2026
Funded projected benefit obligation	¥(828,149)	¥(748,488)
Plan assets	1,805,602	2,035,284

	977,452	1,286,795
Unfunded projected benefit obligation	(24,055)	(21,572)

Net amount of asset and liability reported on the consolidated balance sheet	¥953,397	¥1,265,223

	Millions of yen
March 31	2025	2026
Net defined benefit asset	¥987,288	¥1,299,540
Net defined benefit liability	(33,890)	(34,317)

Net amount of asset and liability reported on the consolidated balance sheet	¥953,397	¥1,265,223

(4)  Pension expenses

	Millions of yen
Year ended March 31	2025	2026
Service cost	¥25,662	¥22,430
Interest cost on projected benefit obligation	12,688	17,723
Expected return on plan assets	(49,395)	(71,171)
Amortization of unrecognized net actuarial gain or loss	(37,973)	(62,131)
Amortization of unrecognized prior service cost	(2,389)	(1,933)
Other (nonrecurring additional retirement allowance paid and other)	8,960	10,927

Pension expenses	¥(42,448)	¥(84,154)

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are mainly included in “Service cost.”

(5) Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting Income taxes and tax effect) was as shown below:

	Millions of yen
Year ended March 31	2025	2026
Prior service cost	¥2,389	¥2,389
Net actuarial gain or loss	3,075	(191,633)

Total	¥5,464	¥(189,243)

(6)  Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting Income taxes and tax effect) was as shown below:

	Millions of yen
March 31	2025	2026
Unrecognized prior service cost	¥(9,408)	¥(7,019)
Unrecognized net actuarial gain or loss	(394,898)	(586,532)

Total	¥(404,307)	¥(593,551)

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets was as follows:

March 31	2025	2026
Stocks	45.9%	38.8%
Bonds	12.0%	10.7%
General account of life insurance	1.2%	1.1%
Other	40.9%	49.4%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 32.4% and 34.0% of the total plan assets at March 31, 2025 and 2026, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses were as follows:

1)	Discount rate

Year ended March 31, 2025	Percentages	Year ended March 31, 2026	Percentages
Domestic consolidated subsidiaries	0.5% to 1.9%	Domestic consolidated subsidiaries	0.5% to 2.8%
Overseas consolidated subsidiaries	2.0% to 6.7%	Overseas consolidated subsidiaries	2.0% to 6.9%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2025	Percentages	Year ended March 31, 2026	Percentages
Domestic consolidated subsidiaries	0.0% to 3.2%	Domestic consolidated subsidiaries	0.0% to 5.2%
Overseas consolidated subsidiaries	5.8% to 6.7%	Overseas consolidated subsidiaries	6.0% to 6.9%

3. Defined contribution plan

Fiscal year ended March 31, 2025

The amount required to be contributed by the consolidated subsidiaries was ¥16,079 million.

Fiscal year ended March 31, 2026

The amount required to be contributed by the consolidated subsidiaries was ¥17,607 million.

(Notes to stock options)

Outline of stock options and changes

1. The Company

(1)  Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*1,2	Common shares 307,800	Common shares 804,600	Common shares 841,500	Common shares 347,100

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they
	are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016

Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*1,2	Common shares 365,700	Common shares 397,200	Common shares 603,600

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*1	Number of stock options has been converted and stated as number of shares.
*2	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The number of shares reflects the impact of the stock split.

(2)   Stock options granted and changes

1)   Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	4,200	4,200	2,100	1,200	22,500	33,000	69,900
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	4,200	4,200	2,100	1,200	4,200	32,400	39,300
Outstanding	—	—	—	—	18,300	600	30,600
After vested
Previous fiscal year-end	57,900	214,200	246,000	77,400	51,300	33,600	46,200
Vested	4,200	4,200	2,100	1,200	4,200	32,400	39,300
Exercised	21,900	24,000	16,800	27,600	16,500	18,900	44,100
Forfeited	—	—	—	—	—	—	—
Exercisable	40,200	194,400	231,300	51,000	39,000	47,100	41,400

*1	Number of stock options has been converted and stated as number of shares.
*2	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The number of shares reflects the impact of the stock split.

2)   Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	4,668	4,802	4,467	4,051	4,862	3,416	3,520
Fair value at the grant date	738	624	681	1,386	1,220	1,635	937

*	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The stock price reflects the impact of the stock split.

(3)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2.   SMBC Wevox, Inc., a consolidated subsidiary of the Company

(1)   Outline of stock options

Date of resolution	March 13, 2024
Title and number of grantees	Directors	2

Number of stock options*	Common shares	40

Grant date	March 13, 2024

Condition for vesting

1)  Upon exercising stock acquisition rights, the common shares of SMBC Wevox, Inc. shall be listed on the financial instruments exchanges in Japan, and the persons to whom stock acquisition rights are granted (hereinafter, “Grantee”) may exercise them in accordance with the following periods and allotment ratio.

(a)  From the listing date up to and including the corresponding day of three years later 50% of the stock acquisition rights subscribed for by the Grantee upon allocation.

(b)  After the following day of the above (a)
All of the stock acquisition rights subscribed for by the Grantee upon allocation.

2)  The Grantee is required to continuously hold the title of Director at SMBC Wevox, Inc. from the grant date of the stock acquisition rights until the time they are exercised. However, this is not the case if approved by the Board of Directors.

3)  If the common shares of SMBC Wevox, Inc. are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights.

4)  If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights.

5)  The Grantee may not exercise stock acquisition rights during any year (calendar year) within the exercise period if the total exercise amount of the stock acquisition rights exceeds 12 million yen per year (or the revised amount if amendments are made to the Special Taxation Measures Law).

6)  Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Wevox, Inc. and the Grantee based on the resolution of the Board of Directors.

Requisite service period	Not specified

Exercise period	March 14, 2027 to March 13, 2034

*	Number of stock options has been converted and stated as number of shares.

(2)	Stock options granted and changes

1)   Number of stock options*

Number of stock options
Date of resolution	March 13, 2024
Before vested
Previous fiscal year-end	40
Granted	—
Forfeited	—
Vested	—
Outstanding	40
After vested
Previous fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Exercisable	—

* Number of stock options has been converted and stated as number of shares.

2) Price information

Yen
Date of resolution	March 13, 2024
Exercise price	¥100,000
Average exercise price	—
Fair value at the grant date	—

(3)   Method of estimating fair unit value of stock options

As SMBC Wevox, Inc. was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company’s own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

(4)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(5)

The total intrinsic value at the end of the fiscal year ended March 31, 2026 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2026.

1) The total intrinsic value at the end of the fiscal year ended March 31, 2026	— million yen
2) The total intrinsic value exercised during the fiscal year ended March 31, 2026	— million yen

3.   SMBC Legal X, Inc., a consolidated subsidiary of the Company

(1)   Outline of stock options

Date of resolution	November 28, 2025
Title and number of grantees	Directors	2

Number of stock options*	Common shares	2,060,000

Grant date	November 28, 2025

Condition for vesting

1)  Upon exercising stock acquisition rights, the common shares of SMBC Legal X, Inc. shall be listed on the financial instruments exchanges in Japan.

2)  The Grantee must, continuously from the date of grant of the stock acquisition rights until the date of exercise thereof, hold a position as a Director, Audit & Supervisory Board Member, Executive Officer, or employee of SMBC Legal X, Inc., Sumitomo Mitsui Financial Group, Inc., or any of its subsidiaries and affiliates. However, this requirement shall not apply if otherwise approved by the Board of Directors.

3)  If the common shares of SMBC Legal X, Inc. are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights.

4)  If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights.

5)  The Grantee may exercise the stock acquisition rights only if, and to the extent that, the requirements prescribed in Article 29-2 of the Act on Special Measures Concerning Taxation and related cabinet orders and circular notices are satisfied. The Grantee shall not exercise the stock acquisition rights to the extent that the aggregated exercise price for any year would exceed the limit prescribed under the Act and related regulations.

6)  Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Legal X, Inc. and the Grantee based on the resolution of the Board of Directors.

Requisite service period	Not specified

Exercise period	November 29, 2027 to November 28, 2040

*	Number of stock options has been converted and stated as number of shares.

(2) Stock options granted and changes

1) Number of stock options*

Number of stock options
Date of resolution	November 28, 2025
Before vested
Previous fiscal year-end	—
Granted	2,060,000
Forfeited	—
Vested	—
Outstanding	2,060,000
After vested
Previous fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Exercisable	—

* Number of stock options has been converted and stated as number of shares.

2) Price information

Yen
Date of resolution	November 28, 2025
Exercise price	¥100
Average exercise price	—
Fair value at the grant date	—

(3)   Method of estimating fair unit value of stock options

As SMBC Legal X, Inc. was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company’s own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

(4)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(5)

The total intrinsic value at the end of the fiscal year ended March 31, 2026 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2026.

1) The total intrinsic value at the end of the fiscal year ended March 31, 2026	— million yen
2) The total intrinsic value exercised during the fiscal year ended March 31, 2026	— million yen

4.   QUADRAC Co., Ltd., a consolidated subsidiary of the Company

(1)   Outline of stock options

Date of resolution	July 12, 2024	July 12, 2024	March 25, 2025	September 30, 2025
Title and number of grantees	Directors 2 Employees 7	Directors 2 Employees 37	Directors 2 Employees 51	Employees 14

Number of stock options*	Common shares 4,046	Common shares 2,500	Common shares 6,900	Common shares 1,500

Grant date	July 12, 2024	July 12, 2024	March 25, 2025	October 1, 2025

Condition for vesting

1)  If the person to whom stock acquisition rights are granted (hereinafter, “Grantee”) ceases to hold a position as a Director, Executive Officer, or employee of QUADRAC Co., Ltd. after the allotment of the stock acquisition rights, the Grantee may not exercise the stock acquisition rights on or after the date of such loss of position. However, this restriction does not apply in the following cases:

(a)  the Grantee is reappointed or rehired as a Director, Executive Officer, or employee of QUADRAC Co., Ltd. immediately after resignation or retirement from QUADRAC Co., Ltd., unless otherwise declared by the Board of Directors of QUADRAC Co., Ltd.

(b)  the Grantee retires from office upon expiration of the Grantee’s term of office, retires upon reaching the mandatory retirement age, retires upon the expiration of the reemployment period, or otherwise ceases to hold such position for any other justifiable reason as recognized by the Board of Directors of QUADRAC Co., Ltd.

2)  If the Grantee dies, the heir or heirs of the Grantee, as approved by the Board of Directors of QUADRAC Co., Ltd., may succeed to the stock acquisition rights. The heir or heirs may exercise the stock acquisition rights, provided that they comply with the provisions of the stock acquisition rights allotment agreement to be entered into between QUADRAC Co., Ltd. and the Grantee.

3)  The stock acquisition rights may not be exercised if such exercise would cause the total number of issued shares of QUADRAC Co., Ltd. to exceed the total number of authorized shares at that time.

4)  The stock acquisition rights may not be exercised in part.

5)  The stock acquisition rights may be exercised only if the shares of QUADRAC Co., Ltd. have been publicly listed.

6)  Notwithstanding the preceding item, this item applies if a transaction is conducted involving the issuance or transfer of shares, corporate reorganization, or any other transaction to which QUADRAC Co., Ltd. is a party or in which QUADRAC Co., Ltd. is the target company, and, as a result of such transaction, a third party would acquire a majority of the voting rights of all shareholders of QUADRAC Co., Ltd., including those held by its affiliates or relatives. If, immediately before such transaction, shareholders who collectively hold a majority of the common shares of QUADRAC Co., Ltd. request the Grantee to participate in such transaction by exercising the stock acquisition rights, the Grantee may exercise all of the stock acquisition rights, provided that the Grantee satisfies the other conditions for exercising the stock acquisition rights.

Requisite service period		Not specified

Exercise period	July 13, 2026 to July 12, 2034	July 13, 2026 to July 12, 2034	March 26, 2027 to March 25, 2035	October 1, 2027 to September 30, 2035

*	Number of stock options has been converted and stated as number of shares.

(2)	Stock options granted and changes

1)   Number of stock options*

	Number of stock options
Date of resolution	July 12, 2024	July 12, 2024	March 25, 2025	September 30, 2025
Before vested
Previous fiscal year-end	4,046	2,500	6,900	—
Granted	—	—	—	1,500
Forfeited	—	150	300	—
Vested	—	—	—	—
Outstanding	4,046	2,350	6,600	1,500
After vested
Previous fiscal year-end	—	—	—	—
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Exercisable	—	—	—	—

*	Number of stock options has been converted and stated as number of shares.

2)   Price information

Yen
Date of resolution	July 12, 2024	July 12, 2024	March 25, 2025	September 30, 2025
Exercise price	¥19,715	¥19,715	¥19,715	¥19,715
Average exercise price	—	—	—	—
Fair value at the grant date	—	—	—	—

(3)   Method of estimating fair unit value of stock options

As QUADRAC Co., Ltd. was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company’s own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the DCF method.

(4)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(5)

The total intrinsic value at the end of the fiscal year ended March 31, 2026 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2026.

1) The total intrinsic value at the end of the fiscal year ended March 31, 2026	— million yen
2) The total intrinsic value exercised during the fiscal year ended March 31, 2026	— million yen

(Notes to deferred tax assets and liabilities)

1.   Breakdown of deferred tax assets and liabilities by major components

March 31, 2025	Millions of yen	March 31, 2026	Millions of yen
Deferred tax assets:		Deferred tax assets:
Reserve for possible loan losses and write-off of loans	¥364,092	Reserve for possible loan losses and write-off of loans	¥403,804
Net deferred gains (losses) on hedge	78,450	Net deferred gains (losses) on hedge	145,358
Reserve for losses on interest repayment	76,137	Reserve for losses on interest repayment	71,469
Net operating loss carryforwards*	35,183	Securities	59,597
Securities	28,128	Net operating loss carryforwards*	38,716
Other	361,453	Other	376,629

Subtotal	943,445	Subtotal	1,095,575
Valuation allowance for net operating loss carryforwards*	(31,474)	Valuation allowance for net operating loss carryforwards*	(34,479)
Valuation allowance for total amount of deductible temporary differences etc.	(129,686)	Valuation allowance for total amount of deductible temporary differences etc.	(160,530)

Valuation allowance subtotal	(161,161)	Valuation allowance subtotal	(195,009)

Total deferred tax assets	782,283	Total deferred tax assets	900,565
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(729,733)	Net unrealized gains on other securities	(885,583)
Accumulated remeasurements of defined benefit plans	(127,104)	Accumulated remeasurements of defined benefit plans	(189,476)
Retained earnings of subsidiaries	(74,643)	Retained earnings of subsidiaries	(87,087)
Other	(201,592)	Other	(248,520)

Total deferred tax liabilities	(1,133,072)	Total deferred tax liabilities	(1,410,667)

Net deferred tax assets (liabilities)	¥(350,788)	Net deferred tax assets (liabilities)	¥(510,101)

* Net operating loss carryforwards and related deferred tax assets by expiration date.

	Millions of yen
March 31, 2025	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥1,221	¥15,350	¥13,312	¥5,298	¥35,183
Valuation allowance	(1,141)	(14,889)	(12,136)	(3,307)	(31,474)
Deferred tax assets	79	460	1,176	1,991	3,708
* Net operating loss carryforwards are presented after applying the statutory effective tax rate
	Millions of yen
March 31, 2026	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥5,635	¥11,440	¥13,928	¥7,712	¥38,716
Valuation allowance	(5,628)	(10,243)	(13,813)	(4,793)	(34,479)
Deferred tax assets	7	1,196	114	2,918	4,237
* Net operating loss carryforwards are presented after applying the statutory effective tax rate.

2.   Breakdown of major components of differences between the Company’s statutory tax rate and the effective income tax rate

March 31, 2025	Percentages	March 31, 2026	Percentages
Statutory tax rate	30.62%	Statutory tax rate	30.62%
(Adjustments)		(Adjustments)
Difference between the Company and overseas consolidated subsidiaries	(1.38)	Equity in gains of affiliates	(1.87)
Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.21)	Differences of the scope of taxable income between corporate income tax and enterprise income tax	(0.96)
Dividends exempted for income tax purposes	(1.03)	Valuation allowance	1.20
Valuation allowance	2.17	Other	0.63
Other	1.01	Effective income tax rate	29.62%
Effective income tax rate	30.18%

3.   Accounting treatment for corporate tax, local corporate tax and related tax effect accounting

The Company and certain domestic consolidated subsidiaries apply the group tax sharing system. Accordingly, corporate tax, local corporate tax, and tax effect accounting related thereto are accounted for and disclosed in accordance with “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021).

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2025

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Fiscal year ended March 31, 2026

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2025

There was no significant information to be disclosed.

Fiscal year ended March 31, 2026

There was no significant information to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Year ended March 31	Millions of yen
	2025	2026
Ordinary income	¥10,174,894	¥10,790,853
Fees and commissions	1,874,934	2,110,110
Deposits and loans	329,845	368,608
Remittances and transfers	158,967	165,492
Securities-related business	249,683	302,623
Agency	8,608	8,293
Safe deposits	4,025	3,638
Guarantees	91,190	95,949
Credit card business	483,539	515,672
Investment trusts	191,627	223,805
Others	357,446	426,026

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss by reportable segment

The accounting methods applied to reportable segments are generally the same as those described in “(Significant accounting policies for preparing consolidated financial statements).”

When transactions are obtained through collaboration among multiple business units, the amounts calculated based on actual revenues are allocated to the collaborating business units in accordance with internal managerial accounting policies.

The Company does not assess assets by business segments.

3. Information on profit and loss by reportable segment

	Millions of yen
Year ended March 31, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥931,300	¥1,377,300	¥1,344,900	¥636,600	¥(163,354)	¥4,126,746
General and administrative expenses	(328,100)	(1,110,300)	(903,300)	(196,000)	135,745	(2,401,955)
Others	126,000	6,800	150,400	33,900	(322,604)	(5,504)

Consolidated net business profit	¥729,200	¥273,800	¥592,000	¥474,500	¥(350,214)	¥1,719,286

Notes:	1.	Figures shown in parentheses represent losses.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Year ended March 31, 2026	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥1,253,400	¥1,555,600	¥1,550,900	¥697,800	¥(213,007)	¥4,844,693
General and administrative expenses	(407,900)	(1,134,600)	(1,063,400)	(228,500)	182,886	(2,651,514)
Others	151,600	6,700	168,300	39,400	(228,290)	137,710

Consolidated net business profit	¥997,100	¥427,700	¥655,800	¥508,700	¥(258,410)	¥2,330,890

Notes:	1.	Figures shown in parentheses represent losses.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4.	Reconciliation of consolidated net business profit by reportable segment to ordinary profit on the consolidated statements of income

Year ended March 31, 2025	Millions of yen
Consolidated net business profit	¥1,719,286
Other ordinary income	620,428
Other ordinary expenses (excluding equity in losses of affiliates)	(620,232)

Ordinary profit on consolidated statements of income	¥1,719,482

Note:	Figures shown in parentheses represent losses.

Year ended March 31, 2026	Millions of yen
Consolidated net business profit	¥2,330,890
Other ordinary income (excluding equity in gains of affiliates)	577,704
Other ordinary expenses	(605,243)

Ordinary profit on consolidated statements of income	¥2,303,350

Note:	Figures shown in parentheses represent losses.

[Related information]

Fiscal year ended March 31, 2025

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)  Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 4,540,239	¥ 2,496,564	¥ 1,471,305	¥ 1,666,786	¥ 10,174,894

Notes:	1.	Consolidated ordinary income is presented instead of sales of companies in other industries.
	2.

Ordinary income arising from transactions of the Company, its domestic consolidated banking subsidiaries (excluding overseas branches), and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income arising from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East,” and “Asia and Oceania,” based on their locations, taking into account geographic proximity and other factors.

	3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, and others; Asia and Oceania includes China, Singapore, Indonesia, and others except Japan.

	4.	Ordinary income in the United States within the “The Americas” segment amounted to ¥2,273,404 million.

(2) Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 851,529	¥ 50,664	¥ 38,516	¥ 65,845	¥ 1,006,556

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2026

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1) Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 5,051,761	¥ 2,568,458	¥ 1,487,784	¥ 1,682,849	¥ 10,790,853

Notes:	1.	Consolidated ordinary income is presented instead of sales of companies in other industries.
	2.

Ordinary income arising from transactions of the Company, its domestic consolidated banking subsidiaries (excluding overseas branches), and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income arising from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East,” and “Asia and Oceania,” based on their locations, taking into account geographic proximity and other factors.

	3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, and others; Asia and Oceania includes China, Singapore, Indonesia, and others except Japan.

	4.	Ordinary income in the United States within the “The Americas” segment amounted to ¥2,308,686 million.

(2) Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 885,817	¥ 72,058	¥ 37,703	¥ 79,092	¥ 1,074,673

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment losses for fixed assets by reportable segment]

The Company does not allocate impairment losses for fixed assets to the reportable segments.

Impairment losses for the fiscal year ended March 31, 2025 was ¥7,052 million.

Impairment losses for the fiscal year ended March 31, 2026 was ¥4,496 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥9,462	¥13,754	¥—	¥9,695	¥32,912
Unamortized balance	—	20,709	161,611	—	47,749	230,070

	Millions of yen
Year ended March 31, 2026	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥3,060	¥13,489	¥—	¥9,695	¥26,246
Unamortized balance	—	61,546	142,787	—	38,053	242,387

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2025

There were no corresponding transactions.

Fiscal year ended March 31, 2026

There were no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2025

There was no significant information to be disclosed.

Fiscal year ended March 31, 2026

There was no significant information to be disclosed.

(Business combination)

There was no significant business combination to be disclosed.

(Per share data)

		Yen
As of and year ended March 31		2025	2026
Net assets per share		¥3,795.62	¥4,135.71
Earnings per share		301.55	411.97
Earnings per share (diluted)		301.48	411.88

Notes: 1.  On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. “Net assets per share,” “Earnings per share,” and “Earnings per share (diluted)” were calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

2.	Earnings per share and earnings per share (diluted) are calculated based on the following.

		Millions of yen except number of shares
	Year ended March 31	2025	2026
	Earnings per share:
	Profit attributable to owners of parent	¥1,177,996	¥1,582,973
	Amount not attributable to common stockholders	—	—

	Profit attributable to owners of parent attributable to common stock	¥1,177,996	¥1,582,973

	Average number of common stock during the fiscal year (in thousands)	3,906,456	3,842,443
	Earnings per share (diluted):
	Adjustment for profit attributable to owners of parent	¥(7)	¥(17)
	Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(7)	(17)

	Increase in number of common stock (in thousands)	938	766
	Stock acquisition rights (in thousands)	938	766
	Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

3.	Net assets per share are calculated based on the following:

		Millions of yen except number of shares
	March 31	2025	2026
	Net assets	¥14,841,509	¥15,933,144
	Amounts excluded from net assets	138,073	147,687
	Stock acquisition rights	767	594
	Non-controlling interests	137,306	147,092

	Net assets attributable to common stock at the end of the fiscal year	¥14,703,435	¥15,785,457

	Number of common stock at the end of the fiscal year used for the calculation of net assets per share (in thousands)	3,873,793	3,816,866

4.

The Company has introduced a “Stock grant trust for employees” (the “Trust”). The shares of the Company held by the Trust are included in the number of treasury stock deducted in the calculation of “Net assets per share,” “Earnings per share,” and “Earnings per share (diluted).”

The number of such treasury stock deducted in the calculation of “Net assets per share” was 446,000 shares and 574,000 shares for the fiscal years ended March 31, 2025 and 2026, respectively. The average number of such treasury stock deducted in the calculation of “Earnings per share” and “Earnings per share (diluted)” was 409,000 shares and 569,000 shares for the fiscal years ended March 31, 2025 and 2026, respectively.

(Significant subsequent events)

Fiscal year ended March 31, 2026

1. Stock split and partial amendments to the Articles of Incorporation to conduct the stock split

At a meeting of the Board of Directors held on May 13, 2026, the Company declared to implement a stock split and propose partial amendments to the Articles of Incorporation to conduct the stock split at the 24th Ordinary General Meeting of Shareholders scheduled for June 26, 2026.

(1)	Purpose of the stock split

By reducing the stock price per investment unit, the Company seeks to develop a more investor-friendly environment and expand the investor base.

(2)	Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the final register of shareholders, with a record date of September 30, 2026, will be split into two shares.

(3)	Increase in the number of shares due to the stock split

1)	Total number of issued shares before the stock split: 3,827,498,140 shares

2)	Number of shares to be increased by the stock split: 3,827,498,140 shares

3)	Total number of issued shares following the stock split: 7,654,996,280 shares

4)	Total number of authorized shares following the stock split: 18,000,564,000 shares

* The numbers of shares in 1), 2) and 3) above are subject to change prior to the record date.

(4)	Schedule for the stock split

1)	Public notice of record date (tentative): September 15, 2026

2)	Record date: September 30, 2026

3)	Effective date: October 1, 2026

(5)	Partial amendments to the Articles of Incorporation to conduct the stock split

The Company proposes partial amendments to the Articles of Incorporation, effective on October 1, 2026, to increase the total number of issued shares and the total number of authorized shares for common stocks in accordance with the above split ratio of the common stocks.

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be eighteen billion five hundred sixty four thousand (18,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of eighteen billion (18,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(6)	Effect on per share data

Assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2025, per share data are as follows:

	Yen
As of and year ended March 31	2025	2026
Net assets per share	¥1,897.81	¥2,067.86
Earnings per share	150.78	205.99
Earnings per share (diluted)	150.74	205.94

2. Repurchase and Cancellation of Own Share

At a meeting of the Board of Directors held on May 13, 2026, the Company declared to repurchase its own shares pursuant to Article 8 of its Articles of Incorporation and paragraph 1 of Article 459 of the Companies Act, and to cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will conduct a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase

1)	Type of shares to be repurchased: Common stock

2)	Aggregate number of shares to be repurchased: Up to 40,000,000 shares (Equivalent to 1.0% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 180,000,000,000

4)	Repurchase period: From May 14, 2026 to July 31, 2026

5)	Repurchase method: Market purchases based on a discretionary dealing contract regarding the repurchase of its own shares

(3)	Outline of the Cancellation

1)	Type of shares to be cancelled: Common stock

2)	Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

3)	Scheduled cancellation date: August 20, 2026

3. Acquisition of the Company’s shares for Share-Based Compensation Plan for Employees

The Company has expanded the scope of subsidiary companies covered by the Share-Based Compensation Plan (the “Plan”) for employees of Sumitomo Mitsui Banking Corporation, SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited, consolidated subsidiaries of the Company, to include SMBC Consumer Finance Co., Ltd.

At a meeting of the Board of Directors held on May 13, 2026, the Company declared on matters related to the acquisition of its own shares by the trustee of the Employee Stock Ownership Plan (the “ESOP”) in connection with the Plan.

(1)	Outline of the ESOP

1)	Name: Stock grant trust for employees

2)	Trustor: The Company

3)	Trustee: Sumitomo Mitsui Trust Bank, Limited

4)	Beneficiary: Employees who meet requirements as beneficiaries

5)	Trust administrator: A third party that is independent of the Company and its officers will be appointed

6)	Voting rights: The trustee shall exercise the voting rights during the trust period based on the trust administrator’s instructions

7)	Trust type: Money trust other than a specified cash trust for separate investment

8)	Date of trust contract: May 23, 2024

9)	Date of additional cash contribution to the trust: May 21, 2026

10)	Date to end trust: The end of May 2029 (tentative)

(2)	Acquisition of the Company’s shares by the trustee of the ESOP

1)	Type of share to be acquired: Common stock

2)	Cash entrusted for the acquisition of the shares: Up to JPY 6,564,000,000

3)	Number of shares: Up to 1,094,000 shares

4)	Method of the share acquisition: Acquisition from the stock market

5)	Period of the share acquisition: From May 21, 2026 to May 29, 2026

[Consolidated supplementary financial schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Jul. 2016 ~ Feb. 2026	7,485,594 ($50,060,818 thousand) [1,043,422]	8,250,689 ($51,599,056 thousand) [1,476,510]	1.402 ~ 5.88	None	Jul. 2026 ~ Jan. 2052
	Straight bonds, payable in Euro (Notes 3 and 4)	Jun. 2016 ~ Oct. 2025	836,880 (€5,164,336 thousand) [—]	1,237,980 (€6,748,692 thousand) [274,826]	0.303 ~ 4.492	None	Jun. 2026 ~ Oct. 2035
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Sep. 2016 ~ Jul. 2018	54,702 (A$582,000 thousand) [—]	63,810 (A$582,000 thousand) [10,415]	3.4 ~ 4.13	None	Sep. 2026 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	5,766 (HK$300,000 thousand)	6,120 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Straight bonds, payable in Yen (Note 4)	Jan. 2023 ~ Aug. 2025	260,000 [69,500]	240,401 [35,000]	0.55 ~ 2.153	None	Jun. 2026 ~ Aug. 2035
	Subordinated bonds, payable in Yen (Note 4)	May 2015 ~ Oct. 2025	494,608 [122,928]	435,600 [115,875]	0.469 ~ 2.345	None	Jun. 2026 ~ Oct. 2035
	Subordinated bonds, payable in Yen	Mar. 2023 ~ Oct. 2025	206,811	317,594	1.168 ~ 1.813	None	Mar. 2028 ~ Oct. 2030
	Perpetual subordinated bonds, payable in Yen	Jan. 2017 ~ Dec. 2025	1,481,925	1,835,728	0.848 ~ 3.053	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Sep. 2019 ~ Mar. 2026	556,430 ($3,721,197 thousand)	952,925 ($5,959,508 thousand)	2.142 ~ 6.184	None	Sep. 2029 ~ Jul. 2045
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3)	Mar. 2024 ~ Feb. 2025	333,782 ($2,232,212 thousand)	358,930 ($2,244,719 thousand)	6.45 ~ 6.6	None	Perpetual

SMBC	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	May 2014 ~ Mar. 2026	204,392 ($1,366,897 thousand) [74,765]	298,530 ($1,866,979 thousand) [81,069]	3.31 ~ 5.261	None	Sep. 2026 ~ Mar. 2031
	Straight bonds, payable in U.S. dollars (Note 3)	May 28, 2015	97,942 ($655,000 thousand)	104,734 ($655,000 thousand)	4.3	None	May 30, 2045
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Dec. 2022 ~ Aug. 2023	10,526 (A$111,990 thousand) [—]	12,279 (A$111,996 thousand) [6,578]	4.77 ~ 4.79	None	Sep. 2026 ~ Dec. 2027
	Straight bonds, payable in Hong Kong dollars (Notes 3 and 4)	Feb 27, 2025	22,199 (HK$1,155,006 thousand) [14,511]	8,159 (HK$399,951 thousand) [—]	4.16	None	Feb. 28, 2028
	Subordinated bonds, payable in Yen	Jun. 2011 ~ Dec. 2011	59,998 [—]	59,999 [60,000]	2.17 ~ 2.21	None	Jun. 2026 ~ Dec. 2026

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Jun. 2013 ~ Mar. 2026	356,058 [34,545]	385,577 [57,708]	0 ~ 15	None	Apr. 2026 ~ Mar. 2056

(*2)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3, and 4)	Dec. 2016 ~ Dec. 2025	46,640 ($311,914 thousand) [10,330]	43,583 ($272,564 thousand) [21,022]	0.01 ~ 4.56	None	Jun. 2026 ~ May 2043

(*3)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2,3, and 4)	Mar. 2017 ~ Dec. 2018	225 (A$2,404 thousand) [—]	178 (A$1,631 thousand) [10]	0.01 ~ 0.75	None	Mar. 2027 ~ Dec. 2028

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity

(*4)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3, and 4)	Jul. 2023 ~ Sep. 2025	33,650 (IDR3,738,975,786 thousand) [2,297]	63,884 (IDR6,796,221,312 thousand) [12,547]	6.1 ~ 7.45	None	Apr. 2026 ~ Sep. 2030

(*5)	Consolidated subsidiaries, straight bonds, payable in Indian rupee (Notes 2,3, and 4)	Jan. 2020 ~ Mar. 2026	191,325 (INR109,328,650 thousand) [52,494]	171,586 (INR101,530,369 thousand) [50,953]	7.14 ~ 8.73	Existing	Apr. 2026 ~ Nov. 2035

(*6)	Consolidated subsidiaries, subordinated bonds, payable in Indian rupee (Notes 2,3, and 4)	May 2016 ~ Oct. 2025	25,626 (INR14,643,594 thousand) [3,500]	23,927 (INR14,158,086 thousand) [354]	7.6 ~ 9.45	None	Apr. 2026 ~ Oct. 2035

(*7)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Note 2)	Dec. 1997 ~ Feb. 1998	20,000	20,000	4 ~ 4.15	None	Jan. 28, 2028

(*8)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Oct. 2025 ~ Mar. 2026	728,200 [728,200]	773,500 [773,500]	0.6 ~ 1.11	None	Apr. 2026 ~ Sep. 2026

(*9)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2,3, and 4)	Jun. 2019 ~ Feb. 2026	567,304 (€3,500,798 thousand) [283,587]	476,944 (€2,600,000 thousand) [91,720]	0.267 ~ 2.875	Existing	Jun. 2026 ~ Feb. 2031

Total		—	¥14,080,592	¥16,142,664	—	—	—

Notes: 1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.	(*1) This represents straight bonds issued in Yen by SMBC Nikko, a domestic consolidated subsidiary.

(*2) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Indonesia rupiah by PT Bank SMBC Indonesia Tbk, an overseas consolidated subsidiary.

(*5) This represents straight bonds issued in Indian rupee by SMFG India Credit Company Limited, an overseas consolidated subsidiary.

(*6) This represents subordinate term bonds issued in Indian rupee by SMFG India Credit Company Limited, an overseas consolidated subsidiary.

(*7) This represents subordinate term bonds issued in Yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*8) This represents an aggregate of short-term bonds issued in Yen by SMBC Nikko and SMCC, domestic consolidated subsidiaries.

(*9) This represents straight bonds issued in Euro by the trust account in relation to covered bonds, a consolidated subsidiary of the Company.

3.	Figures shown in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
4.	Figures shown in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
5.	The redemption schedule for the next 5 years after respective balance sheet dates of the consolidated subsidiaries is as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥3,068,092	¥1,379,259	¥1,403,336	¥1,766,084	¥2,014,817

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥11,355,209	¥9,370,996	1.46	—
Other borrowings	11,355,209	9,370,996	1.46	Apr. 2026 ~ Perpetual
Lease obligations	32,207	33,347	3.75	Apr. 2026 ~ Oct. 2038

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule for the next 5 years of Other Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries is as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥4,540,956	¥2,914,970	¥473,201	¥233,971	¥344,136
Lease obligations	10,417	8,222	6,339	3,709	1,948

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of “Borrowed money” included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purposes as a normal course of business is as follows:

	Millions of yen		Percentage
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥2,686,483	¥3,380,389	3.50	Apr. 2026 ~ Jan. 2027

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less of the total of liabilities and net assets, the schedule of asset retirement obligations is not disclosed.

[Others]

Consolidated financial information for the six months ended September 30, 2025 and the fiscal year ended March 31, 2026 were as follows:

	Millions of yen (except earnings per share)
	Six months ended September 30, 2025	Fiscal year ended March 31, 2026
Ordinary income	¥5,205,887	¥10,790,853
Income before income taxes	1,275,474	2,251,725
Profit attributable to owners of parent	933,505	1,582,973
Earnings per share	242.03	411.97

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2025	2026	2026
Assets:
Current assets
Cash and due from banks	¥530,273	¥551,330	$3,448
Prepaid expenses	2,081	1,928	12
Accrued income	92,097	124,338	778
Accrued income tax refunds	15,515	17,448	109
Current portion of long-term loans receivables from subsidiaries and affiliates	1,176,962	1,920,146	12,008
Other current assets	10,774	17,088	107

Total current assets	1,827,704	2,632,281	16,462

Fixed assets
Tangible fixed assets
Buildings	36,025	35,680	223
Land	31,454	31,454	197
Equipment	342	737	5
Construction in progress	—	65	0

Total tangible fixed assets	67,822	67,938	425

Intangible fixed assets
Software	16,162	17,195	108

Total intangible fixed assets	16,162	17,195	108

Investments and other assets
Investment securities	107,820	156,541	979
Investments in subsidiaries and affiliates	7,088,989	7,089,375	44,336
Long-term loans receivable from subsidiaries and affiliates	11,239,540	12,609,927	78,861
Long-term prepaid expenses	678	273	2
Other investments and other assets	2,682	3,268	20

Total investments and other assets	18,439,711	19,859,385	124,199

Total fixed assets	18,523,696	19,944,520	124,731

Total assets	¥20,351,401	¥22,576,801	$141,193

Liabilities:
Current liabilities
Short-term borrowings	¥1,679,650	¥1,675,000	$10,475
Accounts payable	1,263	1,468	9
Accrued expenses	92,196	124,876	781
Income taxes payable	16	1,486	9
Business office taxes payable	54	67	0
Reserve for employee bonuses	1,246	1,739	11
Reserve for executive bonuses	624	742	5
Current portion of bonds	1,238,587	1,915,650	11,980
Current portion of long-term borrowings	8,000	39,495	247
Other current liabilities	6,015	2,631	16

Total current liabilities	3,027,653	3,763,159	23,534

Fixed liabilities
Bonds	10,505,406	11,821,814	73,933
Long-term borrowings	425,100	444,047	2,777
Deferred tax liabilities	7,246	22,399	140
Other fixed liabilities	1,085	4,090	26

Total fixed liabilities	10,938,839	12,292,353	76,875

Total liabilities	13,966,493	16,055,512	100,410

Net assets:
Stockholders’ equity
Capital stock	2,345,960	2,346,888	14,677
Capital surplus
Capital reserve	1,567,436	1,568,364	9,808

Total capital surplus	1,567,436	1,568,364	9,808

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	190
Retained earnings brought forward	2,459,812	2,573,387	16,094

Total retained earnings	2,490,232	2,603,807	16,284

Treasury stock	(38,512)	(48,851)	(306)

Total stockholders’ equity	6,365,117	6,470,208	40,464

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	19,022	50,485	316

Total valuation and translation adjustments	19,022	50,485	316

Stock acquisition rights	767	594	4

Total net assets	6,384,907	6,521,288	40,784

Total liabilities and net assets	¥20,351,401	¥22,576,801	$141,193

2. Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2025	2026	2026
Operating income:
Dividends on investments in subsidiaries and affiliates	¥1,019,049	¥943,921	$5,903
Fees and commissions received from subsidiaries	21,729	23,661	148
Interests on loans receivable from subsidiaries and affiliates	390,635	462,943	2,895

Total operating income	1,431,414	1,430,526	8,946

Operating expenses:
General and administrative expenses	59,982	67,904	425
Interest on bonds	365,327	436,686	2,731
Interest on long-term borrowings	19,977	19,118	120

Total operating expenses	445,287	523,708	3,275

Operating profit	986,127	906,817	5,671

Non-operating income:
Interest income on deposits	928	1,946	12
Dividends income	4,320	5,400	34
Fees and commissions income	2	0	0
Gains on reversal of reserve for possible losses on investments	—	1,053	7
Gains on redemption of bonds	5,478	—	—
Other non-operating income	230	294	2

Total non-operating income	10,959	8,695	54

Non-operating expenses:
Interest on short-term borrowings	11,995	19,494	122
Fees and commissions payments	893	458	3
Amortization of bond issuance cost	10,064	12,540	78
Losses on redemption of loans receivable	5,478	—	—
Other non-operating expenses	3,252	478	3

Total non-operating expenses	31,684	32,971	206

Ordinary profit	965,402	882,542	5,519

Extraordinary gains:
Gain on sale of stocks of subsidiaries and affiliates	525	52	0
Total extraordinary gains	525	52	0

Extraordinary losses:
Losses on disposal of fixed assets	59	—	—
Losses on valuation of stocks of subsidiaries and affiliates	10,151	2,873	18
Total extraordinary losses	10,211	2,873	18

Income before income taxes	955,716	879,721	5,502

Income taxes-current	(14,094)	(14,482)	(91)
Income taxes-deferred	(507)	310	2

Income taxes	(14,602)	(14,171)	(89)

Net income	¥970,319	¥893,893	$5,590

	Yen		U.S. dollars
	2025	2026	2026
Per share data:
Earnings per share	¥248.39	¥232.64	$1.45
Earnings per share (diluted)	248.33	232.59	1.45

3. Non-consolidated statements of changes in net assets

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity
		Capital surplus
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,344,038	¥1,565,514	¥—	¥1,565,514
Changes in the fiscal year:
Issuance of new stock	1,922	1,922		1,922
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(430)	(430)
Cancellation of treasury stock			(380,176)	(380,176)
Transfer from retained earnings to capital surplus			380,607	380,607
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,922	1,922	—	1,922

Balance at the end of the fiscal year	¥2,345,960	¥1,567,436	¥—	¥1,567,436

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,282,340	¥2,312,760
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(412,240)	(412,240)
Net income		970,319	970,319
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(380,607)	(380,607)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	177,471	177,471

Balance at the end of the fiscal year	¥30,420	¥2,459,812	¥2,490,232

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	¥(167,671)	¥6,054,642	¥19,758	¥931	¥6,075,333
Changes in the fiscal year:
Issuance of new stock		3,844			3,844
Cash dividends		(412,240)			(412,240)
Net income		970,319			970,319
Purchase of treasury stock	(251,629)	(251,629)			(251,629)
Disposal of treasury stock	612	181			181
Cancellation of treasury stock	380,176	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			(736)	(164)	(900)

Net changes in the fiscal year	129,159	310,475	(736)	(164)	309,574

Balance at the end of the fiscal year	¥(38,512)	¥6,365,117	¥19,022	¥767	¥6,384,907

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2026	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,345,960	¥1,567,436	¥—	¥1,567,436
Changes in the fiscal year:
Issuance of new stock	927	927		927
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(499)	(499)
Cancellation of treasury stock			(239,526)	(239,526)
Transfer from retained earnings to capital surplus			240,025	240,025
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	927	927	—	927

Balance at the end of the fiscal year	¥2,346,888	¥1,568,364	¥—	¥1,568,364

Year ended March 31, 2026	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,459,812	¥2,490,232
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(540,292)	(540,292)
Net income		893,893	893,893
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(240,025)	(240,025)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	113,575	113,575

Balance at the end of the fiscal year	¥30,420	¥2,573,387	¥2,603,807

Year ended March 31, 2026	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	¥(38,512)	¥6,365,117	¥19,022	¥767	¥6,384,907
Changes in the fiscal year:
Issuance of new stock		1,855			1,855
Cash dividends		(540,292)			(540,292)
Net income		893,893			893,893
Purchase of treasury stock	(250,624)	(250,624)			(250,624)
Disposal of treasury stock	759	260			260
Cancellation of treasury stock	239,526	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			31,462	(173)	31,289

Net changes in the fiscal year	(10,339)	105,091	31,462	(173)	136,380

Balance at the end of the fiscal year	¥(48,851)	¥6,470,208	¥50,485	¥594	¥6,521,288

Year ended March 31, 2026	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	$14,671	$9,803	$—	$9,803
Changes in the fiscal year:
Issuance of new stock	6	6		6
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(3)	(3)
Cancellation of treasury stock			(1,498)	(1,498)
Transfer from retained earnings to capital surplus			1,501	1,501
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	6	6	—	6

Balance at the end of the fiscal year	$14,677	$9,808	$—	$9,808

Year ended March 31, 2026	Millions of U. S. dollars
	Stockholders’ equity
	Retained earnings
	Other retained earnings
	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$190	$15,383	$15,574
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(3,379)	(3,379)
Net income		5,590	5,590
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(1,501)	(1,501)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	710	710

Balance at the end of the fiscal year	$190	$16,094	$16,284

Year ended March 31, 2026	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	$(241)	$39,807	$119	$5	$39,931
Changes in the fiscal year:
Issuance of new stock		12			12
Cash dividends		(3,379)			(3,379)
Net income		5,590			5,590
Purchase of treasury stock	(1,567)	(1,567)			(1,567)
Disposal of treasury stock	5	2			2
Cancellation of treasury stock	1,498	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			197	(1)	196

Net changes in the fiscal year	(65)	657	197	(1)	853

Balance at the end of the fiscal year	$(306)	$40,464	$316	$4	$40,784

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheets as at March 31, 2026 and 2025, the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2026 and 2025, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements in Japan (including those that are relevant to our audit of the consolidated financial statements of public interest entities), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	The reasonableness of management’s assessment of the reserve for possible loan losses for SMBC’s corporate loans

The key audit matter

In the consolidated balance sheet of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries (collectively referred to as the “Group”) as of March 31, 2026, the reserve for possible loan losses (the “Reserve”) was ¥619,596 million on loans and bills discounted (the “Loans”) of ¥117,629,215 million (or approximately 35.8% of total assets). Included in such balances were mainly corporate loans and the related reserve of Sumitomo Mitsui Banking Corporation (“SMBC”), a commercial banking subsidiary.

As discussed in the “Notes (Significant accounting policies for preparing consolidated financial statements), 4. Accounting policy, (5) Reserve for possible loan losses” to the consolidated financial statements, SMBC assesses all claims including the Loans in accordance with the internal criteria for self-assessment of asset quality, and classifies borrowers into credit categories through examining individual credit risk profiles. On the basis of each borrower category, reserves and/or write-offs are recorded based on the methods including one that uses the historical loan-loss ratios or the probability of default to estimate possible loan losses and a discounted cash flow (DCF) method, in accordance with its internal policy for write-offs and provisions. For claims originated in specific overseas countries, an additional specific overseas reserve is recorded in the amount deemed necessary based on the assessment of political and economic conditions. Additionally, considering the recent economic environment and risk factors related to 1. The impact of the deteriorating situation in the Middle East and 2. The impact of inflation and other factors overseas, among others, as discussed in the “Notes (Additional information),” a potential loss amount that was deemed necessary in specific portfolios, among others, was recorded in the Reserve at the end of the current fiscal year based on an overall assessment of a probable future outlook for those portfolios that has not been fully captured in the historical data or individual borrower classification.

Specifically, as discussed in the “Notes (Additional information, 1. The estimates of the reserve for possible loan losses related to the impact of the deteriorating situation in the Middle East)” to the consolidated financial statements, a reserve of ¥29,500 million was recorded for possible loan losses for portfolios in light of concerns that the creditworthiness of companies considered vulnerable to these impacts may deteriorate amid surging global resource and energy prices and disruptions to shipments of crude oil and other commodities from the Middle East. In addition, as discussed in the “Notes (Additional information, 2. The estimates of the reserve for possible loan losses related to the impact of inflation and other factors overseas)” to the consolidated financial statements, a reserve of ¥60,000 million was recorded for possible loan losses for portfolios in light of concerns that heightened uncertainty in the business environment including inflation against the backdrop of U.S. tariff measures imposed on certain countries and the resulting impact on supply chains may increase corporate cost burdens and adversely affect companies’ cash flows.

As discussed in the “Notes (Significant Accounting Estimates)” and the “Notes (Additional information)” to the consolidated financial statements, the assessment of the Reserve for SMBC’s corporate loans involved significant estimation uncertainty, and required significant management judgment primarily in the following aspects:

•	classifying borrowers into appropriate credit categories through performing a qualitative assessment;

•

determining whether additional reserves for specific portfolios are deemed necessary, and selecting appropriate methodologies to estimate such additional reserves based on the future outlook in light of the recent economic environment and risk factors; and

•	projecting future cash flow scenarios, as an input to the DCF method, for borrowers with large claims classified mainly as substandard or lower-level classifications.

In the judgment and estimation of these elements during the current fiscal year, the impact of surging global resource and energy prices and disruptions to shipments of crude oil and other commodities from the Middle East arising from factors such as the effective closure of the Strait of Hormuz due to the conflict involving the United States, Israel and Iran, and the impact of inflation against the backdrop of U.S. tariff measures imposed on certain countries and the resulting impact on supply chains required consideration.

We, therefore, determined that management’s assessment of the Reserve for SMBC’s corporate loans, specifically, classifying borrowers into credit categories through a qualitative assessment, determining whether additional reserves for specific portfolios are deemed necessary based on the future outlook in light of the recent economic environment and risk factors as well as determining appropriate methodologies to estimate such additional reserves, and projecting cash flow scenarios used in the DCF method, was of most significance in our audit of the consolidated financial statements for the current fiscal year, and accordingly, a key audit matter.

How the matter was addressed in our audit

The primary procedures we performed to assess the reasonableness of management’s assessment of the Reserve for SMBC’s corporate loans included the following:

(1)	Internal control testing

We evaluated the design and tested the operating effectiveness of certain of SMBC’s internal controls over its process to assess the Reserve for SMBC’s corporate loans. In this assessment, we focused on the controls that related to the:

•	classification of individual borrowers into credit categories through a qualitative assessment;

•	determination of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors; and

•	projection of future cash flow scenarios used in the DCF method.

(2)	Evaluation of borrower classification taking into account qualitative factors

For SMBC’s corporate borrowers that we selected based on certain criteria, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of borrower classification taking into account qualitative factors through:

•	analyzing the borrowers’ current business performance;

•	assessing the customers’ current financial position based on the specific circumstances; and

•	assessing the appropriateness of the borrowers’ business plans used as a basis for management’s borrower classification.

(3)	Evaluation of the reasonableness of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors

Given the impact of surging global resource and energy prices and disruptions to shipments of crude oil and other commodities from the Middle East arising from factors such as the de facto closure of the Strait of Hormuz due to the conflict involving the United States, Israel and Iran, and the impact of inflation against the backdrop of U.S. tariff measures imposed on certain countries and the resulting impact on supply chains, we evaluated the reasonableness of additional reserves for specific portfolios through:

•	assessing the appropriateness of the selection of portfolios subject to additional reserves that were considered susceptible to the aforementioned impacts;

•

assessing the consistency of assumptions used in estimating additional reserves, especially the assumptions about the potential future deterioration in the credit status of companies that were considered susceptible to the aforementioned impacts with available external data;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the respective industry environment by using the relevant indices and other information published by external agencies; and

•

involving credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of the methodologies used to estimate additional reserves considering the nature of and risk factors identified in each portfolio as well as the result of a retrospective review.

(4)	Evaluation of future cash flow scenarios used in the DCF method

For borrowers that we selected based on certain criteria among those for which the reserves were calculated using the DCF method, we evaluated the appropriateness of the borrowers’ future cash flow scenarios through:

•	assessing the feasibility of the restructuring plans considering the recent economic environment and the prospect of future economic conditions;

•	assessing the borrowers’ current progress against the restructuring plans; and

•	assessing the borrower’s ability to repay considering the schedule and underlying sources of repayments based on the restructuring plans.

Other Information

The other information comprises the information included in the disclosure documents that contain or accompany the audited financial statements, but does not include the financial statements and our auditor’s report thereon.

We do not perform any work on the other information as we determine such information does not exist.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the corporate executive officers and the directors’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Fee-related Information

Fees paid or payable to our firm and to other firms within the same network as our firm for audit and non-audit services provided to the Company and its subsidiaries for the current year are 7,883 million yen and 681 million yen, respectively.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2026 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation in the notes to the consolidated financial statements.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

/S/ Takashi Kondo

Designated Engagement Partner

Certified Public Accountant

/S/ Toshihiro Ozawa

Designated Engagement Partner

Certified Public Accountant

/S/ Bumbee Nishi

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

June 18, 2026

Notes to the Reader of Independent Auditor’s Report:

This is a copy of the Independent Auditor’s Report and the original copies are kept separately by the Company and KPMG AZSA LLC.